UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

5 November 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media release relating to Telecom’s first quarter results;

2.	Management commentary relating to Telecom’s first quarter results;

3.	Condensed accounts for the first quarter; and

4.	Appendix 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 5 November 2010	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Media Release

5 NOVEMBER 2010

TELECOM MEETS EBITDA EXPECTATION DESPITE A STEEP INCREASE IN REGULATORY COSTS

Telecom New Zealand has today announced adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation (EBITDA) of $443m for the quarter ended 30 September 2010, a reduction of 0.9% on Q1 in the previous financial year.

“Operational performance was satisfactory with good cost control offsetting significantly higher regulatory costs and intensifying competition. Telecom absorbed $16m of new regulatory costs, and the impact of the Canterbury earthquake of around $3m, to achieve EBITDA that was on target and within market expectations,” said Paul Reynolds, CEO, Telecom.

Revenue for the quarter was $1,316m, 2.9% down on Q1 in the previous financial year; whilst, at $873m, expenses improved to 4% lower than Q1 in the previous financial year.

The quarter also saw the successful completion of the sale of AAPT’s consumer business, with guidance updated to reflect the sale.

“We remain on track to deliver an improvement in free cash flow as capex reduces in comparison to last year,” Dr Reynolds said.

“The New Zealand market continues to reflect the global trend of declining overall telecommunications revenues. Growth in services such as mobile, broadband and ICT is only partially offsetting declines in traditional fixed line and voice services.

“However, the rate of fixed access line loss and fixed to mobile substitution remains somewhat less in New Zealand than many overseas countries, probably reflecting the unusually wide availability of free local calling from Telecom.

“In New Zealand, despite strong price competition, mobile revenues are growing and broadband revenues are up over 5% on last year.

“The XT mobile network continued to grow strongly during the quarter, with 839,000 customer connections at 30 September 2010, representing just under 40% of our total mobile base.

“On Ultra-Fast Broadband (UFB), Telecom is continuing to engage in detailed discussions with both Crown Fibre Holdings and the Ministry of Economic Development, and we await further announcements,” Dr Reynolds said.

Nick Olson, Telecom CFO, has also announced that Telecom will move to semi-annual reporting. The first semi-annual report will be for the six months to 31 December 2010.

“Although we are now moving to six monthly reporting, in line with our Australasian peers, we will continue to pay dividends on a quarterly basis.

“The rationale for this change is to reduce the costs associated with a quarterly reporting cycle and to create more capacity within the finance function to focus on cost reduction,” Mr Olson said.

ADJUSTED INCOME STATEMENT

Quarter ended 30 Sept	2010 $M	2009 $M	Change %
Revenue	1,316	1,356	-2.9%
Expenses	(873)	(909)	-4.0%
EBITDA	443	447	-0.9%
EBIT	180	194	-7.2%
Net Earnings	83	163	-49.1%
EPS	4	9	-55.6%
DPS	3.5	6	-41.7%

CHORUS

Chorus reported EBITDA of $192m for the quarter, down 1% on the equivalent quarter last year.

“Chorus is now two-thirds of the way through the fibre-to-the-node programme, and last year laid more fibre than copper for the first time. A further 2,000km of fibre is planned this year,” said Ewen Powell, acting CEO, Chorus.

“2,287 roadside cabinets were installed by 30 September 2010, served by more than 26,000km of fibre. We also introduced Next Generation Home services, which includes technician visits to ensure properties are optimised for VDSL2 and Enhanced Service Delivery Points, which improve broadband speeds in the home.”

WHOLESALE AND INTERNATIONAL

Wholesale and International reported adjusted EBITDA of $37m for the quarter, a 31.5% decrease on the equivalent quarter last year.

2

“While Wholesale external revenue was up 8% and external EBITDA was up 15%, fully-traded EBITDA was down due to internal cost growth,” said Nick Clarke, acting CEO, Telecom Wholesale.

“The quarter featured strong access and broadband connection growth, including 19,000 new access connections and 18,000 new broadband connections. We will now focus on customer service improvements, cost control, and realising the benefits of combining the international and domestic data portfolios.”

The assessment of strategic options for Telecom International’s wholesale voice business continues.

TELECOM RETAIL

Telecom Retail reported EBITDA of $108m for the quarter, a 16.1 % increase on the equivalent quarter last year.

“EBITDA increased strongly when compared to Q1 last year, which contained high cost of sales due to the launch of XT,” said Alan Gourdie, CEO, Telecom Retail.

“The withdrawal of the unprofitable Big Time plan has caused a one-off increase in churn in consumer access and broadband. However, business access churn has continued to reduce and bundles are performing well, with 60% of broadband customers now on a Total Home bundle.

“We continue to focus on improving retention of high value customers, and taking cost out of our business,” Mr Gourdie said.

GEN-i

Gen-i reported EBITDA of $54m for the quarter, a 38.5% increase on the equivalent quarter last year.

“EBITDA growth was driven by reduced costs and strong IT services and mobile margin growth and we remain on track to deliver our planned EBITDA,” said Chris Quin, CEO, Gen-i.

“While mobile connections grew 9%, mobile revenues grew 2%, reflecting lower handset revenues. Underlying trends are improving, however, with voice and data up by 6.5%.

“Over the coming year we will continue to simplify our propositions to meet client needs, focus on cost-out and target growth in mobile, ‘cloud’-based services, trans-Tasman and Australia.”

AAPT

AAPT reported adjusted EBITDA of A$22m for the quarter, a 24.1% decrease on the equivalent quarter last year.

3

“Due to our continued focus on cost management, EBITDA of A$22m is in line with guidance when normalised for a one-off favourable adjustment that was made in the previous year’s Q1,” said Paul Broad, CEO, AAPT.

“The sale of AAPT’s Consumer division was completed on 30 September, which, in addition to the sale of shares in iiNet and Macquarie Telecom, generated A$139m in net cash.

“We will continue to simplify and align our operations to a leaner business structure, including the completion of our billing rationalisation programme in Q3. Looking ahead, our focus remains on accelerating sales growth in on-net data sales and our new SIP voice product for the business and wholesale markets.”

GUIDANCE

Financial guidance does not reflect any impact from the Government’s Ultra Fast Broadband initiative, which is likely to reshape the industry.

•	FY11 Guidance

•	Adjusted EBITDA of $1.72 billion to $1.78 billion

•	Depreciation and amortisation of $1.00 billion to $1.06 billion

•	Effective tax rate of around 33%

•	Adjusted Net Earnings of $330 million to $370 million

•	Capex of $1.0 billion to $1.1 billion

•	FY12 Guidance

•	Adjusted EBITDA to increase by $20m to $80m

•	Effective tax rate of 25% to 28%

•	FY13 Guidance

•	Adjusted EBITDA to increase by $20m to $80m

•	Effective tax rate of 25% to 28%

•	Capex around $0.75b

DIVIDEND

For FY11 Telecom will target a payout ratio of 90% of adjusted net earnings. In accordance with this policy, a Q1 dividend of 3.5c per share has been declared, with full imputation. The discount on the dividend reinvestment plan (DRP) will be set to nil and an on-market buy back will be introduced to eliminate any increase in capital.

ENDS

Contacts at Telecom NZ media relations:

Mark Watts, +64 (0)272 504 018

or

Ian Bonnar, +64 (0)27 215 7564

4

Forward-Looking Statements

This release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs and assumptions of management from and information currently available at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those expressed in the statements contained in this media release. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are further discussed in the management commentary and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2010 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income.

2.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

3.	ARPU. Telecom calculates ARPU as mobile voice and data revenue for the period divided by an average number of customers.

4.	Free cash flow. Free cash flow is defined as EBITDA less capital expenditure.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

5

Results for the quarter ended 30 September 2010 5 November 2010

‘Telecom meets EBITDA expectation despite a steep increase in regulatory costs’

	Quarter ended 30 September
Adjusted results¹	2010 $m	2009 $m	Change %
Adjusted operating revenue and other gains	1,316	1,356	(2.9)
Adjusted EBITDA	443	447	(0.9)
Depreciation and amortisation expense	263	253	4.0
Adjusted earnings before tax	140	158	(11.4)
Adjusted net earnings	83	163	(49.1)
Adjusted diluted EPS (cents)	4	9	(55.6)
Adjusted free cash flow	200	199	0.5

[1]	This information is used throughout this commentary and is presented to indicate the underlying operating performance of the Group.

Key messages:

•	Adjusted EBITDA down 0.9%, with cost out initiatives offsetting a $16 million adverse impact on EBITDA relating to the replacement of TSO revenue with the Telecommunications Development Levy;

•	Southern Cross dividends of $29 million in Q1 FY11, compared to $35 million for Q1 FY10;

•	XT customer base continued to grow to 839,000 connections at 30 September 2010, up by 127,000 since 30 June 2010;

•	FTTN remains on track with 292 new fibre-fed cabinets rolled out by Chorus in the quarter;

•	All enforceable operational separation undertakings commitments delivered;

•	Divestment of AAPT’s consumer division and the stakes in iiNet and Macquarie Telecom generated cash inflows of NZ$175 million and an accounting gain of NZ$20 million;

•	Tax expense of $57 million in Q1 FY11 was higher than the tax credit in Q1 FY10 of $5 million, primarily due to the impact of changes in tax legislation;

•	Net earnings guidance adjusted to reflect sale of AAPT consumer division and updated tax forecasts; and

•	Q1 FY11 dividend declared of 3.5 cents per share, fully imputed.

	Quarter ended 30 September
Statutory results	2010 $m	2009 $m	Change %
Operating revenue and other gains	1,336	1,356	(1.5)
EBITDA	463	447	3.6
Depreciation and amortisation expense	263	253	4.0
Earnings before tax	160	158	1.3
Net earning s	103	163	(36.8)
Diluted EPS (cents)	5	9	(44.4)

Telecom’s Chief Executive, Paul Reynolds, said ‘Operational performance was satisfactory with good cost control offsetting significantly higher regulatory costs and intensifying competition. Telecom absorbed $16 million of new regulatory costs, and the impact of the Canterbury earthquake of around $3 million, to achieve EBITDA that was on target and within market expectations.

Adjusted revenue and other gains for the quarter were $1,316 million, 2.9% down on Q1 in the previous financial year; whilst, at $873 million, expenses improved to 4% lower than Q1 in the previous financial year.

The quarter also saw the successful completion of the sale of AAPT’s consumer division, with guidance updated to reflect the sale.

We remain on track to deliver an improvement in free cash flow as capital expenditure reduces in comparison to last year.

The New Zealand market continues to reflect the global trend of declining overall telecommunications revenues. Growth in services such as mobile, broadband and ICT is only partially offsetting declines in traditional fixed line and voice services.

However, the rate of fixed access line loss and fixed to mobile substitution remains somewhat less in New Zealand than many overseas countries, probably reflecting the unusually wide availability of free local calling from Telecom.

In New Zealand, despite strong price competition, mobile revenues are growing and broadband revenues are up over 5% on last year.

The XT mobile network continued to grow strongly during the quarter, with 839,000 customer connections at 30 September 2010, representing just under 40% of our total mobile base.

On Ultra Fast Broadband, Telecom is continuing to engage in detailed discussions with both Crown Fibre Holdings and the Ministry of Economic Development, and we await further announcements.’

Group income statement

A breakdown of the Group’s income statement for the period ended 30 September 2010 and the prior comparative period is provided in the table below.

	Quarter ended 30 September
	2010 $m	2009 $m	Change %

Operating revenues and other gains
Local service	251	261	(3.8)
Calling	248	264	(6.1)
Interconnection	47	42	11.9
Mobile	201	212	(5.2)
Data	156	161	(3.1)
Broadband and internet	149	149	—
IT services	134	117	14.5
Resale	61	75	(18.7)
Other operating revenue	61	75	(18.7)
Other gains	28	—	NM

	1,336	1,356	(1.5)

Operating expenses
Labour	220	226	(2.7)
Intercarrier costs	241	252	(4.4)
Other operating expenses	412	431	(4.4)

	873	909	(4.0)

EBITDA	463	447	3.6
Depreciation	193	187	3.2
Amortisation	70	66	6.1

Depreciation and amortisation	263	253	4.0

Earnings before interest and tax	200	194	3.1
Net finance expense	(40)	(36)	11.1

Earnings before tax	160	158	1.3
Income tax (expense)/benefit	(57)	5	NM

Net earnings	103	163	(36.8)

•

Operating revenue and other gains of $1,336 million in Q1 FY11 reduced by $20 million, or 1.5%, when compared to the prior comparative period. The revenue increases in IT services (due to strong procurement revenues at Gen-i) and interconnection revenues (mainly in mobile and SMS traffic) were more than offset by other revenue declines. Resale revenues continued to fall due to AAPT’s continued managed reduction of lower margin customers, and overall calling and access revenues continued to reduce. Mobile revenues were also lower, due to higher revenues in the comparative period arising from handset sales following the launch of the XT network. Broadband and internet revenue increases in New Zealand (where customer connections continued to grow) were offset by declines in Australia. Other operating revenue was also affected by the loss of TSO revenue, which provided $8 million of revenue in Q1 FY10.

•

$20 million of other gains were recognised in Q1 FY11 in relation to the gain on sale of the AAPT consumer division. In addition, $8 million was also recognised relating to a settlement reached with a supplier.

•

The decline in operating revenues and other gains was more than offset by reductions in operating expenses, which fell by $36 million, or 4.0%, to $873 million. For Q1 FY11, reduced labour costs were a result of continued cost and headcount reduction initiatives. Lower intercarrier costs were due to ongoing savings arising from moving AAPT customers ‘on-net’, partially offset by higher international transit volumes. The key drivers of the $19 million decrease in other operating expenses were a reduction in mobile cost of sales, due to a reduced volume of handsets following the launch of the XT network in FY10, lower advertising expenditure, ongoing cost-out initiatives and the effects of favourable foreign exchange rates. These declines were partially offset by higher IT services costs of sales as a result of increased customer demand, together with the cost of the new Telecommunications Development Levy (‘TDL’).

•

Regulatory reform has led to the removal of the annual TSO contribution, previously received as compensation for the cost of providing TSO services to uneconomic customers, and the implementation of the TDL to be paid by telecommunications carriers, expected to be retrospectively applied from 1 July 2010. This reduction in revenue and increase in operating costs has led to a reduction in EBITDA of $16 million in Q1 FY11 when compared to Q1 FY10.

•	Gen-i’s IT solutions EBITDA margin improved to 4.7% in Q1 FY11 compared to 3.6% in Q1 FY10, as revenue growth was augmented by continued cost control.

•

While adjusted revenues and other gains declined by 2.9% to $1,316 million, the continued focus on cost out initiatives limited the decline in adjusted EBITDA to 0.9%, notwithstanding the impact from the removal of the TSO and implementation of the TDL.

•	The Q1 FY11 depreciation and amortisation charges increased by $10 million to $263 million as a result of the higher overall asset base and a reduction in certain asset lives.

•	The net finance expense in Q1 FY11 of $40 million was $4 million higher than in Q1 FY10 due to use of money interest income recognised in the comparative period.

•

Telecom’s free cash flow (as defined on page 28) in Q1 FY11 of $200 million increased by $1 million, or 0.5%, when compared to Q1 FY10. The Q1 FY11 increase was attributable to a reduction in capital expenditure of $5 million over the comparative period, while adjusted EBITDA decreased by $4 million.

•

The Q1 FY11 tax expense of $57 million was $62 million higher than the tax benefit recognised in Q1 FY10. This movement is principally due to changes in New Zealand tax legislation. The first change impacted Q1 FY10, where the abolition of the conduit relief regime resulted in a $43 million increase in the value of certain tax credits arising from tax paid in New Zealand and overseas in respect of offshore companies. The second impact arose in Q1 FY11, where the enactment of the Taxation (Annual Rates, Trans-Tasman Savings Portability, KiwiSaver, and Remedial Matters) Bill resulted in $23 million of these recognised tax credits having to be written down. The effect of this write-down on tax expense was reduced by $6 million in Q1 FY10 relating to tax adjustments in respect of prior periods.

•

Adjusted net earnings before tax of $140 million were 11.4% lower in Q1 FY11 when compared to Q1 FY10. Combined with the impact of the above fluctuations in the tax expense, this resulted in adjusted net earnings (after tax) of $83 million in Q1 FY11, being significantly lower than the adjusted net earnings (after tax) of $163 million in Q1 FY10.

Adjusting Items

On 30 September 2010 the consumer division of AAPT’s operations was sold to iiNet for A$60 million. This sale resulted in a gain of NZ$20 million, which has been presented as an adjusting item.

There were no adjusting items during Q1 FY10.

A reconciliation of reported net earnings to adjusted net earnings for Q1 FY11 is shown in the table below.

	Quarter ended 30 September
	2010 $m	2009 $m	Change %

Reported net earnings	103	163	(36.8)
Adjusted for:
Gain on sale of AAPT consumer business	(20)	—	NM

Adjusted net earnings	83	163	(49.1)

Review of operations

Telecom’s business units comprise Chorus, Retail, Wholesale & International, Gen-i, and AAPT and they are supported by a technology and shared services unit (‘T&SS’) and a corporate centre.

The results by business unit incorporate internal trading as required by the Undertakings. These trades predominately relate to regulated services, as provided by Chorus and Wholesale. Field services that support the provision of regulated services, as stipulated in the Undertakings, are also sold internally by Chorus.

Telecom’s results are reported on a fully allocated basis, where ‘Full Cost Apportionment’ (‘FCA’) aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain Corporate costs to customer facing business units, as well as a number of external interconnection revenues and costs currently recognised in Wholesale being allocated to other business units.

In addition to the operational separation trades and FCA, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the termination of international voice traffic offshore.

All internal transactions are eliminated on consolidation.

Certain comparative numbers have been restated to reflect changes to Telecom’s internal trading arrangements and certain other comparative information has also been reclassified to conform with the current period’s presentation. There is no change to the overall Group reported result.

An analysis of revenue and adjusted EBITDA by business unit is set out below:

	Quarter ended 30 September
	2010 NZ$m	2009 NZ$m	Change %

Adjusted operating revenue and other gains

Chorus	266	262	1.5
Wholesale & International	334	321	4.0
Retail	504	525	(4.0)
Gen-i	364	359	1.4
AAPT	252	292	(13.7)
T&SS	155	155	—
Corporate	64	71	(9.9)
Eliminations	(623)	(629)	(1.0)

Adjusted operating revenue and other gains	1,316	1,356	(2.9)

Adjusted EBITDA

Chorus	192	194	(1.0)
Wholesale & International	37	54	(31.5)
Retail	108	93	16.1
Gen-i	54	39	38.5
AAPT	27	37	(27.0)
T&SS	1	1	—
Corporate	24	29	(17.2)

Adjusted EBITDA	443	447	(0.9)

Chorus

Chorus operates New Zealand’s largest local telecommunications access network. A range of telecommunications companies use this network to deliver phone, data and broadband services to New Zealanders.

Chorus builds and maintains the telecommunications network, as well as installing and repairing phone, data and broadband connections.

In addition to deploying Telecom’s FTTN programme to extend the fibre network and enable the delivery of high-speed broadband to New Zealand, Chorus is also responsible for the unbundling of exchanges and cabinets, the selling of UCLL lines and the provision of backhaul and co-location services to telecommunications providers. Chorus also provides a range of field and building services.

Chorus also earns internal revenue through the provision of copper and fibre access, co-location, field services and backhaul to other business units.

	Quarter ended 30 September
	2010 $m	2009 $m	Change %

Operating revenues
Local service	6	4	50.0
Other operating revenue	6	6	—
Internal revenue	254	252	0.8

	266	262	1.5

Operating expenses
Labour	6	5	20.0
Other operating expenses	57	54	5.6
Internal expenses	11	9	22.2

	74	68	8.8

EBITDA	192	194	(1.0)

FTE - Permanent	247	205	20.5
FTE - Contractors	16	14	14.3

FTE - Total	263	219	20.1

Operating revenues

Operating revenues increased by 1.5% to $266 million in Q1 FY11 when compared to the prior comparative period, mainly due to the growth in local service and internal revenues. Other operating revenue remained flat in Q1 FY11.

Total access lines at 30 September 2010 were 1.789 million compared to 1.795 million at 30 September 2009.

At 30 September 2010 Chorus had unbundled 88 exchanges and 7 external customers were consuming UCLL based services. Chorus’ local service revenue includes UCLL and field service revenues relating to the provision of access infrastructure in new subdivisions. UCLL and subdivision revenues increased in Q1 FY11 when compared to Q1 FY10.

Other operating revenue was flat as an increase in UCLL co-location and flat backhaul service revenues were offset by lower copper cable recoveries in Q1 FY11.

Chorus’ internal revenue increased by $2 million to $254 million in Q1 FY11. Revenue from internal access lines declined as Retail and Wholesale lines shifted to external customers and the total number of access lines declined. Internal field services revenue declined, due to lower provisioning and maintenance volumes. These declines were more than offset by growth in co-location and backhaul revenues, largely driven by additional FTTN cabinets being utilised.

Operating expenses

Operating expenses increased by $6 million to $74 million in Q1 FY11 when compared to Q1 FY10.

Labour expenses in Q1 FY11 were $1 million higher when compared to Q1 FY10, driven by an increase in FTE numbers relating mainly to customer service and quality improvement programmes.

Other operating expenses increased by $3 million to $57 million in Q1 FY11 when compared to the prior comparative period. These increases were largely due to increases in property maintenance, electricity and direct costs, partially offset by lower support costs when compared to the prior comparative period.

Internal expenses increased by $2 million in Q1 FY11, due to an increase in Chorus’ allocation of costs from other business units.

Wholesale & International

Wholesale provides broadband, business data, voice and interconnect products and services to telecommunications service providers in New Zealand. These products and services are provided either as inputs that allow Wholesale’s customers to build and deliver their own tailored services or on a resale basis allowing customers to resell the equivalent of retail based services to their own customers. Wholesale also manages Telecom’s internet carriage and transit to and from New Zealand and Australia, over the Southern Cross and SMW3 cables, with a range of peering networks in the USA and Australia, as well as providing data services in North America and Australia.

International provides international voice services to other Telecom business units and to over 100 global customers, serviced through points of presence in North America, Europe and Asia. As previously reported, Telecom is considering its strategic options for the International Voice business. Options available include divestment, retention or partnership.

	Quarter ended 30 September
	2010 $m	2009 $m	Change %
Operating revenues
Local service	52	46	13.0
Calling	67	64	4.7
Interconnection	38	31	22.6
Mobile	2	2	—
Data	25	24	4.2
Broadband and internet	20	21	(4.8)
Other operating revenue	6	6	—
Internal revenue	124	127	(2.4)

	334	321	4.0

Operating expenses
Labour	12	14	(14.3)
Intercarrier costs	108	100	8.0
Other operating expenses	12	12	—
Internal expenses	165	141	17.0

	297	267	11.2

EBITDA	37	54	(31.5)

FTE - Permanent	393	414	(5.1)
FTE - Contractors	6	15	(60.0)

FTE - Total	399	429	(7.0)

Operating revenues

Wholesale & International’s revenues increased by 4.0% to $334 million in Q1 FY11 when compared to the prior comparative period.

Local service revenues increased by 13.0% to $52 million in Q1 FY11 mainly reflecting growth in the number of fixed access lines, with connections increasing by 14.2% from 344,000 lines in Q1 FY10 to 393,000 lines in Q1 FY11.

Calling revenues increased by 4.7% in Q1 FY11 to $67 million primarily as a result of International trading higher international transit volumes, which was partially offset by the impact of a strengthening of the NZD on USD denominated revenues.

Interconnection revenues increased by $7 million to $38 million in Q1 FY11 due to increases in mobile and SMS traffic.

Data revenues increased by $1 million to $25 million in Q1 FY11 due to growth in existing and new business.

Broadband and internet revenues have decreased by $1 million to $20 million in Q1 FY11 as a result of lower pricing and the impact of a retrospective broadband pricing adjustment by the Commerce Commission. This was partially offset by the growth in the number of broadband connections supplied.

Internal revenues decreased by 2.4% to $124 million in Q1 FY11 due primarily to lower pricing for Wholesale broadband, internet transit and managed data inputs supplied to other Telecom business units.

Operating expenses

Wholesale & International’s operating expenses increased by 11.2% to $297 million in Q1 FY11 when compared to prior comparative periods.

Labour costs decreased by $2 million in Q1 FY11 to $12 million reflecting lower FTEs and lower project labour costs.

Intercarrier costs increased by $8 million to $108 million in Q1 FY11 primarily due to the impact of trading higher international transit volumes, partially offset by the impact of a strong NZD on USD denominated costs.

Internal expenses increased by $24 million to $165 million in Q1 FY11 due to higher Chorus charges reflecting volume growth in Wholesale’s products that utilise Chorus’ inputs as well as the increases in Chorus co-location and backhaul costs associated with a higher number of FTTN cabinets being rolled out. In addition to this, higher interconnect volumes increased the internal cost resulting from allocation of interconnect revenue and there were also increased FCA charges from T&SS driven by higher volumes and applications costs.

Retail

Retail provides mass market products, services and support to consumer and commercial customers. As a full service provider, Retail provides fixed-line calling and access products, broadband, dial-up and online offerings, mobile voice, SMS / text, content and data services.

	Quarter ended 30 September
	2010 $m	2009 $m	Change %

Operating revenues
Local service	162	174	(6.9)
Calling	78	85	(8.2)
Mobile	144	152	(5.3)
Data	5	6	(16.7)
Broadband and internet	75	71	5.6
IT services	3	3	—
Other operating revenue	7	4	75.0
Internal revenue	30	30	—

	504	525	(4.0)

Operating expenses
Labour	37	39	(5.1)
Other operating expenses	88	119	(26.1)
Internal expenses	271	274	(1.1)

	396	432	(8.3)

EBITDA	108	93	16.1

FTE - Permanent	2,114	2,029	4.2
FTE - Contractors	118	153	(22.9)

FTE - Total	2,232	2,182	2.3

Operating revenues

Retail’s operating revenues of $504 million decreased by 4.0% when compared to Q1 FY10. Local service, calling, mobile and data revenue declines in Q1 FY11 of $28 million were partially offset by $7 million of growth in broadband and other operating revenues.

The rate of decline in local service and calling revenues improved in Q1 FY11 to 6.9% and 8.2%, from 8.9% and 10.5% respectively, when compared to Q4 FY10.

The 1,120,000 retail access lines as at 30 September 2010 were 7.2% lower than 30 September 2009, compared to the 6.8% decrease during Q4 FY10.

Access and calling bundles have reduced the revenue declines across most major calling categories when compared to the prior comparative period. National calling minutes per fixed access customer improved by 8.1% in Q1 FY11, contributing to the $1 million revenue growth in national calling in Q1 FY11 when compared to Q1 FY10.

International calling revenue declined by $2 million or 12.5% in Q1 FY11 when compared to Q1 FY10, which was an improvement on the 17.6% decrease in Q4 FY10 when compared to Q4 FY09.

Mobile revenue (including Retail and Gen-i) declined by $7 million or 3.5% in Q1 FY11 when compared to Q1 FY10. $5 million of this decline related to higher handset and other revenues in the comparative period that arose following the launch of the XT network. Mobile voice revenues declined by $9 million or 8.1% to $102 million in Q1 FY11, reflecting lower call volumes and increased competition in the New Zealand market. This was partially offset by $7 million of increased mobile data revenues, stimulated by improved data functionalities and higher speeds on the XT network.

Following the XT network outages earlier in the year, Telecom returned to marketing its XT mobile propositions in June 2010 and is committed to attracting higher value customers onto its mobile network.

Telecom’s mobile customer base (including Retail, Gen-i, and Wholesale connections) decreased by 0.9% to 2.152 million customers at 30 September 2010, from 2.171 million customers at 30 June 2010. Of the 19,000 reduction in connections, 10,000 related to wholesale MVNO connections; 7,000 related to prepaid connections; and 2,000 related to internal connections. At 30 September 2010, 839,000 customers were on the XT network, with connections up by 127,000 in Q1 FY11.

Mobile ARPUs increased from $26.30 in Q1 FY10 to $26.83 in Q1 FY11 as a result of higher average revenues on the XT network and the churn of inactive and low revenue customers.

Declining data revenues in Q1 FY11 reflect downward trends in ISDN usage as a result of reductions in calling minutes and customer numbers.

Broadband and internet revenues increased by $4 million, or 5.6%, when comparing Q1 FY11 revenue of $75 million with $71 million in Q1 FY10. Broadband connection growth continued with the retail customer base increasing by 6.6% to 581,000 when compared to Q1 FY10. Net connection growth in Q1 FY11 was limited by a one-off churn impact arising on the removal of the ‘Big Time’ broadband plan.

Operating expenses

Total labour expenses declined to $37 million for Q1 FY11, the lowest level in recent quarters due to continued cost-out initiatives, reflected in restructuring activities removing a number of permanent FTE positions and open vacancies.

Other operating expenses decreased by $31 million, or 26.1%, to $88 million in Q1 FY11 when compared to the prior comparative period, largely as a result of the comparative period containing higher mobile cost of sales for the XT launch as well as higher XT related advertising activity. Q1 FY11 was also positively impacted by favourable foreign exchange rates on USD mobile handset purchases relative to Q1 FY10.

Internal expenses decreased by $3 million in Q1 FY11 when compared to Q1 FY10. This is a result of a declining fixed access base that has led to reduced intercarrier and wholesale costs of sale, together with a reduction in maintenance costs as avoidable site visits were reduced by our ‘Right First Time’ initiatives.

EBITDA growth of $15 million, or 16.1%, in Q1 FY11 when compared to Q1 FY10 largely reflected the impact of higher costs arising from the XT launch in FY10, delivery of cost out initiatives and focused efforts on abating declines in traditional access and calling revenues.

Gen-i

Gen-i’s goal is to become Australasia’s most preferred ICT hosted services and integrated ICT solutions provider, delivering brilliant outcomes for its clients.

	Quarter ended 30 September
	2010 $m	2009 $m	Change %

Operating revenues
Local service	25	28	(10.7)
Calling	41	44	(6.8)
Mobile	49	48	2.1
Data	90	96	(6.3)
Broadband and internet	6	6	—
IT services	131	114	14.9
Resale	1	1	—
Other operating revenue	5	8	(37.5)
Internal revenue	16	14	14.3

	364	359	1.4

Operating expenses
Labour	86	84	2.4
Other operating expenses	118	113	4.4
Internal expenses	106	123	(13.8)

	310	320	(3.1)

EBITDA	54	39	38.5

FTE - Permanent	2,649	2,762	(4.1)
FTE - Contractors	282	192	46.9

FTE - Total	2,931	2,954	(0.8)

The results for Gen-i are presented separately under the headings Gen-i telecommunications solutions and Gen-i IT solutions. Sales and support costs are included within the telecommunications results. Gen-i’s IT solutions business has lower margins and lower capital expenditure requirements than the telecommunications business activities. Many of Gen-i’s clients require an ICT package combining both telecommunications and IT solutions.

Gen-i telecommunications solutions

	Quarter ended 30 September
	2010 $m	2009 $m	Change %

Operating revenues
Local service	25	28	(10.7)
Calling	41	44	(6.8)
Mobile	49	48	2.1
Data	90	96	(6.3)
Broadband and internet	6	6	—
IT services	8	11	(27.3)
Resale	1	1	—
Other operating revenue	4	5	(20.0)
Internal revenue	12	9	33.3

	236	248	(4.8)

Operating expenses
Labour	47	47	—
Other operating expenses	38	45	(15.6)
Internal expenses	103	121	(14.9)

	188	213	(11.7)

EBITDA	48	35	37.1

FTE - Permanent	1,113	1,196	(6.9)
FTE - Contractors	71	57	24.6

FTE - Total	1,184	1,253	(5.5)

EBITDA has increased by $13 million to $48 million in Q1 FY11, largely as a result of the reductions in internal expenses and ongoing cost out initiatives.

Operating revenues – telecommunications solutions

Traditional local service and calling revenues continued to decline, with local service revenues in Q1 FY11 declining by $3 million to $25 million and calling revenues declining by $3 million to $41 million when compared to the prior comparative period. However, the rate of decline has reduced despite the increased pressure on price, intense competition and continued customer consolidation of products.

Mobile revenues increased $1 million to $49 million in Q1 FY11 when compared to Q1 FY10, reflecting the continued growth in connections base, mobile data and roaming revenues, as increased connections and usage revenue more than offset lower handset revenues recognised in Q1 FY10 when XT was launched.

Data revenue for Q1 FY11 decreased by $6 million to $90 million when compared with the prior comparative period as the competitive environment, technology shift and economic conditions drove customers to lower volume and cost options in New Zealand.

Operating expenses – telecommunications solutions

Labour costs remained unchanged at $47 million in Q1 FY11 when compared with the prior comparative period, as lower overall FTE levels compared to Q1 FY10 were offset by a change in mix driven by a higher proportion of contractors brought in to create more immediate flexibility in the workforce.

Other operating expenses decreased by $7 million to $38 million in Q1 FY11 when compared to the prior comparative period, primarily due to a reduction in support and selling expenses as a result of the cost out and transformation programmes and lower mobile cost of sales correlated to lower mobile handset revenues.

Internal expenses declined by $18 million to $103 million in Q1 FY11 due to a reduction in both the price and volume of services purchased from Chorus and Wholesale, in line with the reduction in traditional revenue streams.

Gen-i IT solutions

	Quarter ended 30 September
	2010 $m	2009 $m	Change %

Operating revenues
IT services	123	103	19.4
Other operating revenue	1	3	(66.7)
Internal revenue	4	5	(20.0)

	128	111	15.3

Operating expenses
Labour	39	37	5.4
Other operating expenses	80	68	17.6
Internal expenses	3	2	50.0

	122	107	14.0

EBITDA	6	4	50.0

FTE - Permanent	1,536	1,566	(1.9)
FTE - Contractors	211	135	56.3

FTE - Total	1,747	1,701	2.7

Operating revenues – IT solutions

IT solutions revenue increased by $17 million to $128 million in Q1 FY11 when compared to Q1 FY10, principally due to strong procurement and managed services revenue in New Zealand. These revenue streams were driven by strong software licensing sales in the quarter and reflect the move towards an increase in contracted services in procurement, as opposed to the more traditional transactional basis of procurement purchasing. Managed services revenues increased in Q1 FY11 when compared to Q1 FY10, continuing the strong performance, reflecting the significant contracts written in Q4 FY10 and the launch of new products and services.

Operating expenses – IT solutions

Total operating expenses increased by $15 million to $122 million in Q1 FY11, primarily in cost of sales.

As at 30 September 2010, total FTEs had increased slightly when compared with last year and the mix has changed, driven by an increase in contractors to maintain short-term flexibility in the workforce. Labour costs have increased by $2 million, or 5.4%, in Q1 FY11 reflecting the success of cost-out and efficiency initiatives against the increased managed services revenue base.

Other operating expenses increased by $12 million to $80 million in Q1 FY11. The increase is primarily due to increased costs of sales resulting from higher procurement revenues.

The IT solutions EBITDA increased by $2 million to $6 million in Q1 FY11 when compared to Q1 FY10, in line with the higher revenues.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. This includes nation-wide diverse coverage of 11,000km of interstate fibre, its own data centres in major capital cities, fibre access to 1,300 buildings and Midband Ethernet in 158 exchanges. AAPT has access to DSL coverage in over 360 exchanges focused on the major Australian cities and large metropolitan areas.

AAPT has traditionally had three customer segments, Wholesale, Business Solutions and Consumer. Wholesale focuses on leveraging AAPT’s network reach particularly within the ‘on-net’ data and internet sales to the carrier, partner and reseller channels. Business Solutions addresses the Corporate, Medium and Small Enterprise segments and is focused on selling ‘on-net’ data and internet. The Consumer division was sold to iiNet Limited on 30 September 2010 for A$60 million.

To eliminate the impact of foreign exchange rate movements, AAPT’s results are presented in Australian dollars (‘A$’).

	Quarter ended 30 September
	2010 A$m	2009 A$m	Change %

Operating revenues
Local service	5	7	(28.6)
Calling	50	58	(13.8)
Interconnection	8	8	—
Mobile	5	7	(28.6)
Data	29	29	—
Broadband and internet	38	41	(7.3)
Resale	47	59	(20.3)
Other operating revenue	3	3	—
Internal revenue	17	23	(26.1)

	202	235	(14.0)

Operating expenses
Labour	32	36	(11.1)
Intercarrier costs	106	122	(13.1)
Other operating expenses	31	34	(8.8)
Internal expenses	11	14	(21.4)

	180	206	(12.6)

EBITDA	22	29	(24.1)

FTE - Permanent	1,026	1,186	(13.5)
FTE - Contractors	37	54	(31.5)

FTE - Total	1,063	1,240	(14.3)

Operating revenues and other gains

Operating revenues decreased by 14.0% to A$202 million in Q1 FY11 as revenue declined in most main categories. Consumer, Business Solutions and Wholesale experienced decreases in revenue when compared to Q1 FY10.

Calling and Resale revenue declines of A$8 million and A$12 million in Q1 FY11 were primarily driven by a managed reduction in low margin customers.

Operating expenses

Labour costs decreased in Q1 FY11 by A$4 million to A$32 million when compared to the prior comparative period mainly due to a lower headcount driven by the transition to an offshore call centre in Manila and other restructuring.

Intercarrier costs reduced by A$16 million to A$106 million in Q1 FY11 when compared to the prior comparative period in line with reduced revenue and due to the ongoing savings arising from moving customers ‘on-net’, partially offset by less favourable terms agreed with another commercial operator in FY11.

Other operating expenses reduced by A$3 million to A$31 million in Q1 FY11 when compared to the prior comparative period. The reduction was driven by savings through the transition to an offshore call centre in Manila, significant data storage cost reductions, IT support contract renegotiation and lower bad debt expenses. Increased marketing in the consumer and business segments partially offset these reductions.

AAPT’s EBITDA declined by A$7 million to A$22 million when comparing Q1 FY11 with Q1 FY10. This reduction was driven by lower volumes in Consumer and Business and the effect of renegotiated commercial terms as referred to above. These were partially offset by labour savings through the 177 FTE reduction and outsourcing savings achieved through the offshore call centre strategy.

Technology & Shared Services

T&SS maintains and develops all of Telecom’s New Zealand shared IT and network operations. The T&SS team ensures Telecom’s IT, infrastructure and architecture is aligned with the wider Group’s business objectives. In addition to the core technology teams, the shared services division of T&SS supports Telecom in areas such as accounts payable, procurement and supply chain, provisioning, billing, engineering, operations and information management.

Under FCA, T&SS allocates costs to each of the market facing business units, based on their use of T&SS resources, or where applicable, the volumes they drive through T&SS. The charge to other business units is presented as internal revenue in T&SS and internal expenses in the other business units.

	Quarter ended 30 September
	2010 $m	2009 $m	Change %

Operating revenues and other gains
Other operating revenue	2	3	(33.3)
Internal revenue	145	152	(4.6)
Other gains	8	—	NM

	155	155	—

Operating expenses
Labour	25	24	4.2
Other operating expenses	78	78	—
Internal expenses	51	52	(1.9)

	154	154	—

EBITDA	1	1	—

FTE - Permanent	1,426	1,508	(5.4)
FTE - Contractors	205	157	30.6

FTE - Total	1,631	1,665	(2.0)

Operating revenues and other gains

Other operating revenue largely consists of three components being cost recovery for use of T&SS’s assets by external parties, provision of services by T&SS to external parties and, in some instances, credits received from third party suppliers. Other gains of $8 million in Q1 FY11 represent a settlement reached with a supplier.

Through FCA, T&SS recovers its costs from the other business units. Internal revenue therefore mirrors and fluctuates in line with total operating expenses and other revenues.

Operating expenses

Labour costs increased by $1 million in Q1 FY11 when compared to Q1 FY10 due to a reduction in labour costs being capitalised.

Other operating expenses remained steady in Q1 FY11 when compared to the prior comparative period due to cost out programmes largely compensating for increases in costs to support additional platforms, networks and their associated systems.

Internal expenses decreased by $1 million in Q1 FY11 when compared to the prior comparative periods due to lower intercompany equipment purchases from Gen-i.

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions for the Group. Revenue includes the external income relating to TSO (although this has now ceased in FY11 and been replaced with the TDL), dividends received from Southern Cross and other revenue not directly associated with a business unit. Certain corporate revenues and costs are allocated under FCA to other business units.

	Quarter ended 30 September
	2010 $m	2009 $m	Change %

Operating revenues
Other operating revenue	31	45	(31.1)
Internal revenue	33	26	26.9

	64	71	(9.9)

Operating expenses
Labour	13	16	(18.8)
Other operating expenses	22	16	37.5
Internal expenses	5	10	(50.0)

	40	42	(4.8)

Adjusted EBITDA	24	29	(17.2)

FTE - Permanent	247	209	18.0
FTE - Contractors	13	6	NM

FTE - Total	260	215	20.8

Operating revenues

Other operating revenue decreased by $14 million in Q1 FY11 when compared to the prior comparative period. $8 million was due to the reduction in TSO revenue, this income having ceased from 1 July 2010 due to the Government’s changes relating to the TSO and TDL. The remaining $6 million decline was due to $29 million of Southern Cross dividend income in Q1 FY11 compared to $35 million in Q1 FY10. Southern Cross dividends vary in amount and timing and are denominated in USD.

Internal revenue of $33 million was $7 million higher in Q1 FY11 due to TDL costs now being recovered from other business units under FCA.

Operating expenses

Labour costs of $13 million have decreased by $3m in Q1 FY11 when compared with Q1 FY10 as favourable impacts relating to accruals more than offset the effects of an increase in the number of permanent staff due to in-sourcing of certain corporate functions.

Other operating expenses increased by $6 million to $22 million for Q1 FY11 as a result of additional costs incurred in the period relating to Telecom’s UFB proposal, costs incurred in relation to the TDL and for costs incurred in relation to the Christchurch earthquakes, partially offset by cost savings.

Internal expenses decreased by 50% to $5 million in Q1 FY11 when compared with prior comparative periods, primarily due to the removal of TSO revenue which is no longer passed on to Retail via the FCA process.

Group cash flow

	Quarter ended 30 September
	2010 $m	2009 $m	Change %
Cash flows from operating activities	262	414	(36.7)
Cash flows from investing activities	(178)	(303)	(41.3)
Cash flows from financing activities	(121)	(110)	10.0
Foreign exchange movement	(1)	(14)	NM

Net movement in cash	(38)	(13)	NM

Detailed disclosure of the above line items is included in Telecom’s condensed financial statements which have been released with this management commentary.

Cash flows from operating activities

Net cash from operating activities decreased in Q1 FY11 by $152 million to $262 million when compared to Q1 FY10. This was primarily due to the increase in payments to suppliers and employees of $69 million combined with a $54 million reduction in cash received from customers. The increase in payments to suppliers and employees was a result of timing differences on payments relating to personnel costs and other working capital requirements, while the decline in cash received from customers follows the declining revenue trends in some line items. Tax payments of $29 million in Q1 FY11 compared with no payment in Q1 FY10 due to past prepayments of tax. Cash received on dividends from Southern Cross was $6 million lower in Q1 FY11 when compared to Q1 FY10.

Cash flows from investing activities

The net cash outflow on investing activities of $178 million in Q1 FY11 was $125 million lower than the $303 million outflow in Q1 FY10, largely due to $175 million of proceeds received in Q1 FY11 from the sale of the AAPT consumer division and Telecom’s stakes in iiNet and Macquarie Telecom. These were partially offset by increased payments required for property, plant and equipment and intangible assets.

Cash flows from financing activities

Telecom’s outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in Q1 FY11 was $121 million, compared to $110 million in Q1 FY10. The Q1 FY11 total of $121 million comprises $108 million of dividend payments and $174 million relating to the repayment of debt and derivatives, partially offset by $161 million of proceeds from issuing short-term debt and derivatives. This compared to $79 million of dividend payments in Q1 FY10, $548 million for the repayment of debt and derivatives, partially offset by $517 million of proceeds from issuing short-term debt and derivatives.

Capital expenditure

	Quarter ended 30 September
	2010 $m	2009 $m	Change %

Transformation and regulation
XT mobile network	37	12
FTTN	30	39
FNT	2	18
NGT Retail	24	14
Separation	32	45
Other regulatory	—	2

Total transformation and regulation	125	130	(3.8)

Business sustaining
IT systems	18	7
Gen-i	20	11
AAPT	18	10
Southern Cross capacity	—	33
Network maintenance and growth	30	45
New products and services	15	4
Other business sustaining	17	8

Total business sustaining	118	118	—

Total	243	248	(2.0)

Total capital expenditure for Q1 FY11 was $5 million, or 2%, less than Q1 FY10, with increases in certain business sustaining initiatives more than offset by decreases in Southern Cross capacity purchases and total transformation and regulation spend.

Transformation and regulation

Spend on the XT network increased to $37 million in Q1 FY11 from $12 million in Q1 FY10, due to increases in network capacity.

FTTN investment continued as planned, and spend in Q1 FY11 of $30 million was lower than the $39 million in Q1 FY10 due to high levels of capital expenditure spend during Q4 of FY10.

FNT spend in Q1 FY11 has reduced to $2 million from $18 million in the prior comparative period as elements of the core capability development programme near completion. Efforts are focusing on ensuring the required tools and capability for operational integrity are in place to support the products.

NGT Retail investment continued during Q1 FY11 at a level similar to the average run rate of spend across FY10.

Separation-related investment in Q1 FY11 decreased to $32 million compared with $45 million in Q1 FY10 due to a number of separation commitments being met in December 2009.

Business Sustaining

Expenditure on IT Systems was $11 million higher in Q1 FY11 than Q1 FY10 due to differences in phasing of ongoing investment in core system capacity and continuity, as well as enterprise licenses.

Gen-i spend in Q1 FY11 of $20 million was $9 million higher than in Q1 FY10, primarily due to the timing of purchases of client-driven customer premises equipment.

AAPT spend of $10 million in Q1 FY10 was affected by the deferral of certain projects, which have not occurred in Q1 FY11, thereby contributing to an increase in spend to $18 million. However, overall spend is expected to be lower in FY11 following the sale of the consumer division.

Network maintenance and growth spend of $30 million was $15 million lower than in Q1 FY10 due to differences in timing of major network capacity augmentations.

New products and services spend of $15 million was higher than the $4 million in Q1 FY10 in order to meet the requirements of new customer deals.

Other business sustaining spend of $17 million was higher than the $8 million in Q1 FY10 due to fitting out Telecom’s new offices in Auckland and Wellington.

Dividend policy and long-term capital management

Long-term capital management

The Board continues to be committed to Telecom maintaining ‘single A’ credit ratings from both Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, and cash flow. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. Telecom currently has the following long-term credit ratings: Standard & Poor’s A (creditwatch negative) and Moody’s Investors Service A3 (outlook stable).

Ordinary dividends

For FY11 Telecom will target a dividend payout ratio of approximately 90% of adjusted net earnings. Subject to there being no adverse change in operating outlook, a dividend of 3.5 cents per share will be paid for the first three quarters and the dividend for the fourth quarter will be set to reflect the full year targeted payout ratio. Also for FY11, Telecom anticipates full imputation, although this prediction is highly sensitive to a number of factors. To the extent that dividends are not fully imputed, the amount of any supplementary dividend declared will be reduced on a pro-rata basis.

In accordance with this approach, a dividend of 3.5 cents per share has been declared in respect of the Q1 FY11 dividend. The dividend has been fully imputed (at a ratio of 30/70) in line with the corporate income tax rate. In addition, a supplementary dividend of 0.6177 cents per share will be payable to shareholders who are not resident in New Zealand.

First quarter ordinary dividends
Ordinary shares	3.5 cents
American Depositary Shares [1]	US 13.14 cents

“Ex” dividend dates
New Zealand Exchange	17 Nov 2010
Australian Stock Exchange	15 Nov 2010
New York Stock Exchange	16 Nov 2010

Books closing dates
New Zealand, Australian Stock Exchanges	19 Nov 2010
New York Stock Exchange	18 Nov 2010

Payment dates
New Zealand, Australia	3 Dec 2010
New York	10 Dec 2010

[1]

Based on an exchange rate at 7 Oct 2010 of $1.00 to US$0.7506 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan has been retained. For the Q1 FY11 dividend, shares issued under the Dividend Reinvestment Plan will be issued at the Volume Weighted Average Price of ordinary shares over the five business days immediately following the NZX books closing date. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the Q1 FY11 dividend is 19 November 2010.

Telecom intends to acquire an equivalent number of ordinary shares on-market, in order to eliminate an increase in capital arising pursuant to the plan. These mechanisms will be reviewed at each dividend date.

Competition, regulation and litigation

The significant changes in Telecom’s competitive and regulatory environment since 30 June 2010 are set out below.

This should be read in conjunction with the competitive and regulatory disclosures, including operational separation, the UFB and RBI proposals, and TSO/TDL, as set out in Telecom’s 2010 Annual Report, as well as the comparative section in the Q4 FY10 Management Commentary, both of which are available online at: http://investor.telecom.co.nz

Government fibre announcements

Ultra Fast Broadband Initiative

On 31 March 2009 the Government announced a draft proposal for comment relating to its Ultra Fast Broadband (‘UFB’) initiative. Telecom submitted a refined proposal to Crown Fibre Holdings (‘CFH’) on 2 August 2010. By 3 August 2010, CFH had received 15 refined proposals from a range of parties.

On 9 September 2010, CFH announced a shortlist of parties for consideration as part of the UFB initiative and a priority list of three bidders. Telecom was one of the shortlisted parties but was not selected as a priority bidder. The Minister has indicated that deployment is still expected to commence before the end of the calendar year.

In September the MED also released a discussion document: “Regulatory Implications of Structural Separation” in relation to the structural separation of Telecom in the context of a Telecom demerger to participate in the UFB initiative. Telecom made submissions on the consultation paper on 15 October 2010. Cross submissions are due on 5 November 2010 and Telecom continues to actively participate in this process.

Rural Broadband Initiative

On 29 September 2009 the Government released its RBI proposal and has received 39 expressions of interest for RBI. Interest has come from infrastructure companies from New Zealand and overseas, and includes nine substantial expressions of interest covering the whole country.

On 26 August 2010 the Minister released a Request for Proposals for ‘Zone 4’, which includes areas outside Telecom’s FTTN programme. Responses are due on 12 November 2010. Telecom intends to submit a proposal.

Regulatory reform

WACC guidelines

The Commission’s process is ongoing. Telecom has been making principle-based submissions on proposals for specific industries.

Resale Services Investigation

On 25 September 2009 the Commission announced that it would commence an investigation into whether the services Telecom provides to other telecommunications companies to be resold should be deregulated. Retail services, such as Home Line, are offered by Telecom to wholesale customers to resell at a discount to the retail price. The Commission released a draft report recommending the removal of two resale service descriptions in the Telecommunications Act and narrowing the scope of a third. This would leave just one service description in the Act as it was. The Commission is currently consulting on its draft report and expects to issue its final decision by the end of the calendar year.

Operational separation

Operational separation was introduced on 31 March 2008, following acceptance by the Minister of Communications of Telecom’s Separation Plan, submitted on 25 March 2008.

In May 2010, Telecom submitted a fourth variation request seeking to pause or remove a number of migration milestones in light of the UFB initiative. The variation request sought:

•	a pause on Telecom’s obligation to migrate its existing retail broadband customers onto a new broadband product that consumes a UBA service from Telecom Wholesale;

•	the removal of the requirement to migrate 17,000 telephone lines from the PSTN platform to a primary line VoIP service consuming Wholesale broadband inputs by December 2010; and

•

a pause on the obligation for Telecom to complete some equivalence ‘building blocks’ using new IT systems. Telecom has proposed to continue meeting these milestones using existing systems in the interim.

The Minister approved Telecom’s fourth variation request, with some changes. In particular:

•	the milestone to migrate existing retail broadband customers onto a new UBA based broadband product has been deferred by 18 months;

•

the requirement to migrate 17,000 PSTN lines to a VoIP service has been removed, although Telecom must provide a report back to the Minister in March 2011 on progress made in developing the VoIP service;

•

in March 2011, Telecom can provide an alternative proposal for the Core FMO Milestones. If the Minister does not accept the alternative proposal, Telecom must meet the Core FMO milestones within 18 months (or a longer time period if recommended by an independent advisor).

UCLL backhaul and UBA backhaul standard terms determinations

The Commission is currently considering the competition test to be applied to UCLL backhaul and UBA backhaul. In its draft decision on these services the Commission simplified its criteria for the assessment of competition (the ‘near entrant test’). Any alternative backhaul operator that is within one to two kilometres of a Telecom exchange will be considered a competitive constraint on Telecom unless it has publicly stated that it does not intend to connect to that exchange. The Commission also proposed to apply a consistent approach for UCLL backhaul and UBA backhaul.

Under this new framework, the Commission has concluded that Telecom faces competition from other backhaul providers on 111 out of 207 UCLL backhaul links and 37 out of 92 UBA backhaul links.

UBA standard terms determination

Application to VDSL services

On 16 April 2010, the Commission confirmed that VDSL will only be captured by the regulated terms in the UBA standard terms determination (‘UBA STD’) if Telecom chooses to use VDSL2 to deliver the regulated services. This means that Telecom can choose which technology it wants to deliver the regulated services and it can offer commercial VDSL2 based services at differentiated prices.

The UBA STD does, however, require Telecom to notify both the Commission and the industry 30 working days before it launches a new UBA variant (which includes UBA services delivered over VDSL2 technology). The Commission may then initiate a review of the UBA STD to consider whether the regulated terms should be extended to apply to the new UBA variant. The Commission did state in its decision that, given Telecom has confirmed it will provide the service to the same equivalence standard as the regulated UBA services, it is unlikely to instigate a review. Instead, the Commission intends to observe its performance in the market and consider a review only if competition issues arise which necessitate such action.

On 21 September 2010, Telecom Wholesale notified the Commission and the industry that it intended to soft launch a commercial VDSL2 service. The soft launch commenced on 4 October 2010.

Data cost calculation

In February 2010 the Commission initiated a review of the data cost used as an input into the UBA price calculation. In October 2010 the Commission released a revised draft clarification for consultation which estimated the revised data cost to be $0.81 per GB per month. Telecom has made submissions on the revised draft clarification

UBA with SLES

In January 2010, a number of access seekers wrote to the Commission raising concerns with the price that Telecom Wholesale proposed to charge for UBA when it was taken in conjunction with the Chorus sub-loop extension service (‘SLES’). The Commission issued a final clarification in October 2010 confirming that Telecom was required to charge the ‘clothed’ UBA price when access seekers were also purchasing SLU and SLES from Chorus.

In October 2010, the Commission initiated an investigation into whether Telecom was in breach of its operational separation undertakings by virtue of the fact that Telecom Wholesale charged Telecom Retail the clothed UBA price when Telecom was taking SLES (as an input into a POTS service). The Commission has requested that Telecom respond by 18 November 2010.

Trans-Tasman mobile roaming

In May 2010 the Ministry of Economic Development released a discussion paper on trans-Tasman roaming rates and pricing transparency in conjunction with Australia’s Department of Broadband, Communications and the Digital Economy. Telecom made submissions on the discussion document in July 2010. The Ministry of Economic Development expects to release a report by the end of this calendar year. Telecom is also working with industry through the Telecommunications Carriers Forum to agree minimum consumer information standards for international roaming.

Mobile termination access services

On 4 August 2010 the Minister accepted the Commission’s recommendation to regulate mobile termination rates. The Commission commenced its standard terms determination (‘STD’) process on 28 September 2010. The Commission held a scoping workshop in early October and issued notice to Vodafone to prepare a Standard Terms Proposal by 5 November 2010. The Standard Terms Proposal will be subject to consultation. The Commission will then prepare a draft STD and carry out a consultation process. The Commission intends to complete the STD by the end of March 2011.

Digital Dividend

The Government announced in September that the digital switch over would occur in 2013. A process for allocation of bandwidth is yet to be determined.

Commerce Act litigation

The proceeding brought by the Commission under section 36 of the Commerce Act in relation to Telecom’s implementation and maintenance of high speed data transmission service pricing remains active. In September 2010, Telecom filed its proposed evidence on data revenue for the penalty hearing in the High Court, and the Commission advised that it does not object to that evidence. The High Court hearing on penalty has been set down for 6 and 7 December 2010. The hearing of the appeal from the High Court’s judgment of 14 October 2009, and any appeal from the High Court’s judgment on penalty, has been set down for 26 September 2011 to 4 October 2011.

The proceeding commenced by the Commission in relation to Telecom’s introduction of the 0867 service under section 36 of the Commerce Act was concluded with the delivery of the Supreme Court judgment on 1 September 2010, following a hearing in June 2010. The Supreme Court dismissed the Commission’s appeal from the lower Courts’ finding that Telecom had not breached section 36, and ordered the Commission to pay Telecom costs of $50,000 in the Supreme Court. Telecom is reviewing its entitlement to costs in the High Court.

Telecommunications Act litigation

The various proceedings in relation to the Commission’s FY04, FY05, FY06, FY07 and FY08 TSO determinations remain active. The appellant’s submissions on the appeals in relation to FY04, FY05 and FY06 to the Supreme Court were filed on 15 October 2010, with respondents’ submissions to be filed on 12 November 2010, before the hearing commencing 21 February 2011.

Other litigation

The proceeding brought by Asia Pacific Telecommunications Limited (‘APT’) remains active. The parties have jointly requested that a further conference before the Court be held in February 2011, when work on the additional discovery is more advanced, to review progress.

Telecom has other ongoing claims and investigations, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Future expectations

This financial guidance does not reflect any future impact, or the costs arising, from the Government’s UFB initiative, which is likely to reshape the industry in New Zealand.

Telecom currently expects the following outcomes for the year ending 30 June 2011:

•	Adjusted EBITDA of NZ$1.72 billion to NZ$1.78 billion;

•	Depreciation and amortisation of NZ$1.00 billion to NZ$1.06 billion (previously NZ$1.03 billion to NZ$1.09 billion);

•	Effective tax rate of around 33% (previously 37%);

•	Adjusted net earnings after tax of NZ$330 million to NZ$370 million (previously NZ$300 million to NZ$340 million); and

•	Capital expenditure of between NZ$1.0 billion and NZ$1.1 billion.

Telecom currently expects the following outcomes for the year ending 30 June 2012:

•	Adjusted EBITDA to increase by NZ$20 million to NZ$80 million; and
•	Adjusted effective tax rate of 25% to 28%.

Telecom currently expects the following outcomes for the year ending 30 June 2013:

•	Adjusted EBITDA to increase by NZ$20 million to NZ$80 million;
•	Adjusted effective tax rate of 25% to 28%; and
•	Capital expenditure of around NZ$750 million.

The key drivers and assumptions to achieve this guidance are:

•	Reduction in cost;

•	Simplification of the business;

•	Retention of high value customers; and

•	Targeted growth in mobile and IT Services markets.

This outlook is based on the current regulatory environment and economic, market and competitive conditions, which are expected to change over time. Accordingly, this outlook is subject to material change. Telecom’s ability to achieve this outlook is subject to significant risks. Further details on Telecom’s risk factors are included in Telecom’s 2010 Annual Report, available at: http://investor.telecom.co.nz

Forward-looking statements

This management commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and in the Q1 FY11 investor presentation, the Q1 FY11 media release and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2010 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income.

2.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

3.	ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.

4.	Free cash flow. Free cash flow is defined as EBITDA less capital expenditure.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Glossary

The following terms included in this management commentary have the following meanings:

‘ADSL’	Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire

‘ARPU’	Average Revenue per Customer

‘CDMA’	Code Division Multiple Access, a technology used in digital mobile networks

‘CFH’	Crown Fibre Holdings Company

‘DSL’	Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop

‘EBITDA’	Earnings Before Interest, Tax, Depreciation and Amortisation

‘EPS’	Earnings Per Share

‘FCA’	Full Cost Apportionment

‘FNT’	Fixed Network Transformation

‘FMO’	Future Mode of Operation

‘FTE’	Full Time Equivalent head count

‘FTTN’	Fibre To The Node

‘FY’	Financial Year ended 30 June

‘GAAP’	Generally Accepted Accounting Principals

‘ICT’	Information and Communication Technologies

‘IFRS’	International Financial Reporting Standards

‘ISDN’	Integrated Services Digital Network, a switched network providing end-to-end digital connectivity for simultaneous transmission of voice and/or data

‘MVNO’	Mobile Virtual Network Operator

‘NGT’	Telecom’s Next Generation Telecommunications business model

‘NM’	Not Meaningful

‘PSTN’	Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices

‘Q1 FY10’	Quarter ended 30 September 2009

‘Q1 FY11’	Quarter ended 30 September 2010

‘RBI’	Rural Broadband Initiative

‘SLES’	Sub-Loop Extension Service

‘Southern Cross’	The Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited

‘STD’	Standard Terms Determination

‘TDL’	Telecommunications Development Levy

‘TSO’	Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001

‘UBA’	Unbundled Bitstream Access

‘UCLL’	Unbundled Copper Local Loop

‘UFB’	Ultra Fast Broadband

‘VDSL’	Very High Speed Digital Subscriber Line

‘VoIP’	Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP

‘WACC’	Weighted Average Cost of Capital

‘W-CDMA’	Wide-band Code Division Multiple Access

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted Group result

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m
Adjusted operating revenues and other gains
Local service	267	262	260	264	261	255	257	253	251
Calling	319	322	312	286	264	254	245	240	248
Interconnection	47	44	45	41	42	41	48	47	47
Mobile	207	213	199	203	212	214	199	201	201
Data	159	165	160	160	161	163	154	160	156
Broadband and internet	156	150	156	148	149	148	146	151	149
IT services	122	133	117	144	117	117	101	151	134
Resale	93	82	82	80	75	72	66	65	61
Other operating revenue	81	36	76	35	75	51	49	40	61
Other gains	—	—	—	—	—	—	—	27	8

	1,451	1,407	1,407	1,361	1,356	1,315	1,265	1,335	1,316

Adjusted operating expenses
Labour	240	228	214	227	226	231	215	221	220
Intercarrier costs	322	316	315	286	252	241	235	229	241
Other operating expenses	423	445	400	442	431	418	351	457	412

	985	989	929	955	909	890	801	907	873

Adjusted EBITDA	466	418	478	406	447	425	464	428	443

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom Group

Group revenue & cost breakdown

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m

Calling
National - $m	189	173	175	165	162	156	155	150	148
International - $m	117	135	125	107	90	85	81	79	89
Other - $m	13	14	12	14	12	13	9	11	11

	319	322	312	286	264	254	245	240	248
Broadband and internet
Broadband revenue - $m	140	135	139	134	135	135	133	137	136
Internet revenue - $m	16	15	17	14	14	13	13	14	13

	156	150	156	148	149	148	146	151	149
IT Services Revenue
Procurement - $m	51	58	39	68	43	50	34	69	53
Professional Services - $m	8	10	8	10	9	8	8	12	9
Managed Services - $m	60	62	67	63	62	56	56	65	69
Other - $m	3	3	3	3	3	3	3	5	3

Total IT Services - $m	122	133	117	144	117	117	101	151	134

Southern Cross Dividends - $m	39	—	40	—	35	9	14	5	29

Other Operating Expenses
Mobile Cost of Sales - $m	74	81	53	84	85	83	63	67	60
IT Services Cost of Sales - $m	74	86	72	87	68	72	56	96	85
Other- $m	275	278	275	271	278	263	232	294	267

	423	445	400	442	431	418	351	457	412

FTE Permanent	8,391	8,437	8,453	8,421	8,313	8,350	8,439	8,393	8,102
FTE Contractors	1,101	813	641	546	591	651	732	622	677

FTE Total	9,492	9,250	9,094	8,967	8,904	9,001	9,171	9,015	8,779

Basic EPS	8	1	9	4	9	4	5	2	5
Basic EPS (Adjusted)	8	6	9	4	9	4	5	2	4

Dividend per share	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	3.5

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted revenue and adjusted EBITDA by Unit

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m
Adjusted operating revenue and other gains
Chorus	259	253	255	261	262	260	261	267	266
Wholesale & International	336	358	356	325	321	327	321	323	334
Retail	544	542	526	526	525	524	508	519	504
Gen-i	381	388	359	381	359	363	332	395	364
AAPT	344	310	326	311	292	278	267	272	252
T&SS	150	147	147	138	155	151	144	153	155
Corporate	69	31	73	38	71	42	46	40	64
Eliminations	(632)	(622)	(635)	(619)	(629)	(630)	(614)	(634)	(623)

	1,451	1,407	1,407	1,361	1,356	1,315	1,265	1,335	1,316

Adjusted EBITDA
Chorus	190	188	192	197	194	191	191	191	192
Wholesale & International	53	58	62	39	54	55	55	42	37
Retail	109	91	113	99	93	83	116	114	108
Gen-i	57	55	58	49	39	60	57	67	54
AAPT	23	29	29	33	37	30	35	34	27
T&SS	—	(1)	—	—	1	(1)	(2)	—	1
Corporate	34	(2)	24	(11)	29	7	12	(20)	24

	466	418	478	406	447	425	464	428	443

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Chorus

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m
Adjusted operating revenues and other gains
Local service	3	4	3	4	4	5	6	7	6
Other operating revenue	5	3	4	6	6	8	2	6	6
Internal revenue	251	246	248	251	252	247	253	254	254

	259	253	255	261	262	260	261	267	266

Adjusted operating expenses
Labour	6	5	5	4	5	5	6	5	6
Other operating expenses	54	50	49	51	54	53	52	59	57
Internal expenses	9	10	9	9	9	11	12	12	11

	69	65	63	64	68	69	70	76	74

Adjusted EBITDA	190	188	192	197	194	191	191	191	192

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - Chorus

Access Lines (Retail, Gen-i, Wholesale) (000)	1,672	1,655	1,650	1,639	1,634	1,625	1,615	1,600	1,592
UCLL Lines (000)	14	26	30	37	41	47	57	67	71
Other lines (non voice access lines and lines consumed internally) (000)	131	129	128	121	120	116	118	116	126

Total Access Lines (000)	1,817	1,810	1,808	1,797	1,795	1,788	1,790	1,783	1,789

Number of unbundled exchanges at period end	46	46	49	64	72	76	76	77	88
Number of FTTN cabinets migrated at period end	112	214	483	780	1,095	1,389	1,665	1,995	2,287
Number of customers who could be served by FTTN cabinets (000)	31	60	100	163	222	281	346	399	486

Broadband and internet
Broadband lines (Retail, Gen-i, Wholesale) (000)	775	786	815	836	858	874	894	910	930
UCLL (000)	14	26	30	37	41	47	57	67	71

Total Broadband lines (000)	789	812	845	873	899	921	951	977	1,001

FTE Permanent	171	180	190	193	205	213	222	231	247
FTE Contractors	46	44	32	20	14	11	10	17	16

FTE Total	217	224	222	213	219	224	232	248	263

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Wholesale & International

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q40 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m
Adjusted operating revenues and other gains
Local service	37	39	40	42	46	47	48	51	52
Calling	81	100	86	77	64	61	58	57	67
Interconnection	35	32	34	29	31	33	38	37	38
Mobile	1	2	4	3	2	2	2	4	2
Data	20	21	22	23	24	24	23	26	25
Broadband and internet	21	20	21	18	21	21	20	23	20
Other operating revenue	5	6	6	5	6	7	6	7	6
Internal revenue	136	138	143	128	127	132	126	118	124

	336	358	356	325	321	327	321	323	334

Adjusted operating expenses
Labour	13	15	14	15	14	15	13	13	12
Intercarrier costs	126	142	132	120	100	95	92	97	108
Other operating expenses	11	15	13	13	12	10	10	9	12
Internal expenses	133	128	135	138	141	152	151	162	165

	283	300	294	286	267	272	266	281	297

Adjusted EBITDA	53	58	62	39	54	55	55	42	37

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Analysis & KPI’s - Wholesale & International

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q40 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m
Local Service
Access Lines (000)	283	294	308	326	344	352	363	374	393

Calling
National - $m	4	4	4	4	5	4	4	3	3
International - $m	76	94	81	71	58	55	54	53	63
Other - $m	1	2	1	2	1	2	—	1	1

	81	100	86	77	64	61	58	57	67

Analysis of international calls:
International calling revenue comprised:
International outward revenue - $m	3	4	5	5	4	3	4	4	4
International inward revenue - $m	12	12	11	7	6	7	4	3	3
International transits revenue - $m	61	78	65	59	48	45	46	46	56

	76	94	81	71	58	55	54	53	63

International calling minutes comprised:
International outward minutes (m)	46	50	44	36	36	43	47	37	38
International inward minutes (m)	139	133	100	95	95	86	60	53	53
International transits minutes (m)	888	775	695	635	640	745	660	719	702

	1,073	958	839	766	771	874	767	809	793

International calling - average revenue per minute:
International outward revenue per minute (cents)	6.52	8.00	11.36	13.89	11.11	6.98	8.51	10.81	10.53
International inward revenue per minute (cents)	8.63	9.02	11.00	7.37	6.32	8.14	6.67	5.66	5.66

Analysis of international transits:
International transit revenue - $m	61	78	65	59	48	45	46	46	56
International intercarrier costs - $m	56	61	50	45	41	38	32	39	47

Gross margin - $m	5	17	15	14	7	7	14	7	9
Average margin per minute (cents)	0.56	2.19	2.16	2.20	1.09	0.94	2.12	0.97	1.28

Interconnect Revenues
PSTN & Other interconnection - $m	17	15	16	12	15	16	16	17	16
Mobile to mobile interconnection - $m	18	17	18	17	16	17	22	20	22

	35	32	34	29	31	33	38	37	38
Broadband and internet
Broadband revenue - $m	21	20	21	18	21	21	20	23	20
Broadband connections (000)	266	267	277	285	294	296	304	312	330

Other Operating Expenses
Mobile Cost of Sales - $m	1	3	1	1	1	1	—	(1)	—
Other - $m	10	12	12	12	11	9	10	10	12

	11	15	13	13	12	10	10	9	12

FTE Permanent	396	396	405	410	414	425	403	399	393
FTE Contractors	60	48	37	36	15	14	17	12	6

FTE Total	456	444	442	446	429	439	420	411	399

Note

- some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Retail

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m
Adjusted operating revenues and other gains
Local service	186	181	179	180	174	171	169	164	162
Calling	96	94	91	86	85	85	81	77	78
Mobile	147	154	142	147	152	156	144	142	144
Data	6	7	5	6	6	5	5	6	5
Broadband and internet	68	67	70	71	71	71	72	75	75
IT services	4	4	6	4	3	3	3	5	3
Other operating revenue	4	6	5	4	4	5	6	7	7
Internal revenue	33	29	28	28	30	28	28	30	30
Other gains	—	—	—	—	—	—	—	13	—

	544	542	526	526	525	524	508	519	504

Adjusted operating expenses
Labour	42	41	39	40	39	42	41	40	37
Other operating expenses	104	127	90	116	119	120	88	107	88
Internal expenses	289	283	284	271	274	279	263	258	271

	435	451	413	427	432	441	392	405	396

Adjusted EBITDA	109	91	113	99	93	83	116	114	108

Appendix – Supplemental information and KPIs

Telecom

Analysis & KPI’s - Retail

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m
Local Service
Access Lines (000)	1,299	1,274	1,256	1,229	1,207	1,191	1,171	1,146	1,120

Calling
National - $m	70	69	65	63	63	63	60	59	60
International - $m	19	19	18	17	16	16	16	14	14
Other - $m	7	6	8	6	6	6	5	4	4

	96	94	91	86	85	85	81	77	78

Analysis of national calls:
National calling revenue comprised
National - $m	26	25	24	24	24	25	25	25	25
Mobile - $m	39	39	36	34	35	34	31	31	31
National 0800 - $m	5	5	5	5	4	4	4	3	4

	70	69	65	63	63	63	60	59	60

National calling minutes comprised
National (m)	298	296	289	291	298	299	290	288	299
Mobile (m)	108	107	102	97	98	98	95	89	90
National 0800 (m)	13	13	12	12	12	12	11	11	11

	419	416	403	400	408	409	396	388	400

National calling - average revenue per minute
National (cents)	8.72	8.45	8.30	8.25	8.05	8.36	8.62	8.68	8.36
Mobile (cents)	36.11	36.45	35.29	35.05	35.71	34.69	32.63	34.83	34.44
National 0800 (cents)	38.46	38.46	41.67	41.67	33.33	33.33	36.36	27.27	36.36

Analysis of international calls:
International outward revenue - $m	19	19	18	17	16	16	16	14	14
International outward minutes (m)	106	111	102	94	93	94	89	83	82
International outward revenue per minute (cents)	17.92	17.12	17.65	18.09	17.20	17.02	17.98	16.87	17.07

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Retail (continued)

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m
Mobile (Retail & Gen-i)
Mobile revenue:
Voice revenue - $m	116	116	111	108	111	111	105	100	102
Data revenue - $m	57	57	55	55	62	65	62	65	69
Other mobile revenue - $m	23	28	19	27	27	30	23	25	22

	196	201	185	190	200	206	190	190	193

Mobile call minutes (m)	355	383	369	388	381	377	361	340	349
Mobile call minutes per user per month	54	56	55	59	56	55	53	53	54
Mobile call price per minute (cents)	32.68	30.29	30.08	27.84	29.13	29.44	29.09	29.41	29.23

New Zealand average revenue per user (‘ARPU’)
ARPU - $ per month	26.42	25.85	24.81	24.56	26.30	26.28	24.58	25.10	26.83
Postpaid - $ per month	54.80	54.10	51.52	52.85	54.20	55.08	51.49	52.09	54.45
Prepaid - $ per month	8.70	8.90	8.58	8.67	8.87	8.93	8.72	8.87	9.64
Voice - $ per month	17.84	17.67	16.61	16.54	16.83	16.58	15.40	15.24	15.98
Data - $ per month	8.58	8.18	8.20	8.02	9.47	9.70	9.19	9.87	10.86

Number of mobile customers at period end (000) (New Zealand- Group)
Postpaid	843	854	858	856	861	859	864	840	830
Prepaid	1,336	1,397	1,381	1,309	1,368	1,431	1,407	1,312	1,305
Internal postpaid	12	12	13	21	21	20	20	19	17

Total mobile customers (CDMA & XT)	2,191	2,263	2,252	2,186	2,250	2,310	2,291	2,171	2,152

XT Postpaid (000)	—	—	—	66	175	267	311	369	442
XT Prepaid (000)	—	—	—	27	67	200	284	343	397

Total XT customers (000)	—	—	—	93	242	467	595	712	839

Data only devices (000) (Retail & Gen-i)	73	77	78	81	86	101	120	133	137

Broadband and internet
Broadband revenue - $m	62	61	63	65	66	66	67	70	71
Internet revenue - $m	6	6	7	6	5	5	5	5	4

	68	67	70	71	71	71	72	75	75

Broadband connections (000)	489	500	519	531	545	559	571	579	581
Dial up connections (000)	161	151	141	122	114	107	100	93	87

IT Services Revenue
Procurement - $m	1	1	3	1	—	—	—	—	—
Other - $m	3	3	3	3	3	3	3	5	3

Total IT Services - $m	4	4	6	4	3	3	3	5	3

Other Operating Expenses
Mobile Cost of Sales - $m	53	61	38	62	62	65	45	47	41
IT Services Cost of Sales - $m	3	4	4	1	4	4	4	(2)	2
Other -$m	48	62	48	53	53	51	39	62	45

	104	127	90	116	119	120	88	107	88

FTE Permanent	2,213	2,158	2,091	2,064	2,029	2,036	2,129	2,197	2,114
FTE Contractors	274	175	117	111	153	166	224	109	118

FTE Total	2,487	2,333	2,208	2,175	2,182	2,202	2,353	2,306	2,232

Note

- Some comparative information has been represented to align with the current presentation

- Data only devices have been represented on a six month active basis

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Gen-i

Gen-i Total	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m

Adjusted operating revenues and other gains
Local service	32	32	31	29	28	26	27	26	25
Calling	48	46	42	44	44	40	39	41	41
Mobile	49	47	43	43	48	50	46	48	49
Data	102	104	101	96	96	97	89	92	90
Broadband and internet	6	7	5	6	6	6	5	6	6
IT services	118	129	111	140	114	114	98	146	131
Resale	1	2	2	1	1	2	2	1	1
Other operating revenue	9	8	8	4	8	8	7	3	5
Internal revenue	16	13	16	18	14	20	19	28	16
Other gains	—	—	—	—	—	—	—	4	—

	381	388	359	381	359	363	332	395	364

Adjusted operating expenses
Labour	86	86	79	84	84	83	76	84	86
Intercarrier costs	—	3	—	—	—	—	—	—	—
Other operating expenses	115	123	98	132	113	105	89	134	118
Internal expenses	123	121	124	116	123	115	110	110	106

	324	333	301	332	320	303	275	328	310

Adjusted EBITDA	57	55	58	49	39	60	57	67	54

Telecommunication solutions	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m

Adjusted operating revenues and other gains
Local service	32	32	31	29	28	26	27	26	25
Calling	48	46	42	44	44	40	39	41	41
Mobile	49	47	43	43	48	50	46	48	49
Data	102	104	101	96	96	97	89	92	90
Broadband and internet	6	7	5	6	6	6	5	6	6
IT services	12	13	12	8	11	9	8	7	8
Resale	1	2	2	1	1	2	2	1	1
Other operating revenue	4	4	4	1	5	8	6	1	4
Internal revenue	12	11	11	11	9	11	15	10	12
Other gains	—	—	—	—	—	—	—	4	—

	266	266	251	239	248	249	237	236	236

Adjusted operating expenses
Labour	50	48	46	48	47	45	42	48	47
Intercarrier costs	—	3	—	—	—	—	—	—	—
Other operating expenses	40	47	31	44	45	39	37	32	38
Internal expenses	123	120	124	115	121	114	108	106	103

	213	218	201	207	213	198	187	186	188

Adjusted EBITDA	53	48	50	32	35	51	50	50	48

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Gen-i

IT solutions	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m

Adjusted operating revenues and other gains
IT services	106	116	99	132	103	105	90	139	123
Other operating revenue	5	4	4	3	3	—	1	2	1
Internal revenue	4	2	5	7	5	9	4	18	4

	115	122	108	142	111	114	95	159	128

Adjusted operating expenses
Labour	36	38	33	36	37	38	34	36	39
Other operating expenses	75	76	67	88	68	66	52	102	80
Internal Expenses	—	1	—	1	2	1	2	4	3

	111	115	100	125	107	105	88	142	122

Adjusted EBITDA	4	7	8	17	4	9	7	17	6

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Gen-i

	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10	Q1 FY11
Local Service
Access Lines (000)	90	87	86	84	83	82	81	80	79

Calling
National - $m	39	37	36	35	35	32	33	32	32
International - $m	4	3	3	3	4	3	2	3	3
Other - $m	5	6	3	6	5	5	4	6	6

	48	46	42	44	44	40	39	41	41

Analysis of national calls:
National calling revenue comprised
National - $m	6	5	5	5	5	4	6	5	4
Mobile - $m	19	17	17	16	17	15	14	14	14
National 0800 - $m	14	15	14	14	13	13	13	13	14

	39	37	36	35	35	32	33	32	32

National calling minutes comprised
National (m)	72	62	60	66	72	71	70	69	71
Mobile (m)	75	70	66	65	66	62	60	61	65
National 0800 (m)	133	141	145	144	152	145	145	144	150

	280	273	271	275	290	278	275	274	286

National calling - average revenue per minute
National (cents)	8.33	8.06	8.33	7.58	6.94	5.63	8.57	7.25	5.63
Mobile (cents)	25.33	24.29	25.76	24.62	25.76	24.19	23.33	22.95	21.54
National 0800 (cents)	10.53	10.64	9.66	9.72	8.55	8.97	8.97	9.03	9.33

Analysis of international calls:
International outward revenue - $m	4	3	3	3	4	3	2	3	3
International outward minutes (m)	16	15	14	14	14	13	12	13	13
International outward revenue per minute (cents)	25.00	20.00	21.43	21.43	28.57	23.08	16.67	23.08	23.08

Broadband and internet
Broadband revenue - $m	6	7	5	6	6	6	5	6	6
Broadband connections (000)	20	19	19	20	19	19	19	19	19

IT Services Revenue
Procurement - $m	50	57	36	67	43	50	34	69	53
Professional Services - $m	8	10	8	10	9	8	8	12	9
Managed Services - $m	60	62	67	63	62	56	56	65	69

Total IT Services - $m	118	129	111	140	114	114	98	146	131

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Gen-i

	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10	Q1 FY11
Other Operating Expenses
Mobile Cost of Sales - $m	20	17	14	21	22	17	18	21	19
IT Services Cost of Sales - $m	71	82	68	86	64	68	52	98	83
Other - $m	24	24	16	25	27	20	19	15	16

	115	123	98	132	113	105	89	134	118

FTE Permanent - Telcommunication solutions	1,154	1,193	1,231	1,222	1,196	1,187	1,185	1,172	1,113
FTE Permanent - IT solutions	1,478	1,546	1,596	1,597	1,566	1,588	1,582	1,554	1,536

Total FTE Permanent	2,632	2,739	2,827	2,819	2,762	2,775	2,767	2,726	2,649

FTE Contractors - Telcommunication solutions	122	98	70	60	57	52	74	72	71
FTE Contractors - IT solutions	275	179	145	120	135	148	161	153	211

Total FTE Contractors	397	277	215	180	192	200	235	225	282

FTE Total	3,029	3,016	3,042	2,999	2,954	2,975	3,002	2,951	2,931

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - AAPT

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q20 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m
Adjusted operating revenues and other gains
Local service	9	6	7	9	9	6	7	5	6	7	6	5	6	7	5	5	4	5
Calling	94	82	93	79	71	68	67	65	62	75	70	73	64	58	54	53	50	50
Interconnection	12	12	11	12	11	8	10	10	9	10	10	9	9	8	8	8	7	8
Mobile	10	10	10	10	10	6	7	7	6	8	8	9	8	7	6	5	6	5
Data	31	33	32	35	35	37	37	36	36	25	27	26	28	29	28	28	30	29
Broadband and internet	61	56	60	53	51	50	49	47	48	48	48	47	44	41	41	38	37	38
Resale	92	80	80	79	74	70	64	64	60	73	68	65	62	59	55	52	50	47
Other operating revenue	7	5	5	7	3	6	7	14	4	5	5	4	5	3	6	5	11	3
Internal revenue	28	26	28	27	28	27	19	24	21	22	22	23	21	23	20	16	19	17
Other gains	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	344	310	326	311	292	278	267	272	252	273	264	261	247	235	223	210	214	202
Adjusted operating expenses
Labour	55	44	43	45	44	45	43	40	41	43	36	36	35	36	34	34	32	32
Intercarrier costs	196	171	183	166	152	146	143	132	133	156	145	145	135	122	117	112	104	106
Other operating expenses	49	41	45	45	39	45	35	48	37	39	38	35	32	34	34	30	37	31
Internal expenses	21	25	26	22	20	12	11	18	14	17	21	21	18	14	11	10	13	11

	321	281	297	278	255	248	232	238	225	255	240	237	220	206	196	186	186	180

Adjusted EBITDA	23	29	29	33	37	30	35	34	27	18	24	24	27	29	27	24	28	22

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Analysis & KPI’s - AAPT

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q20 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m

Local Service
Consumer access Lines (000)										302	283	263	247	234	227	209	199	190

Calling
National - A$m										62	55	56	52	49	46	46	43	43
International - A$m										13	15	17	12	9	8	7	7	7

										75	70	73	64	58	54	53	50	50

Broadband and internet
Broadband revenue - A$m										40	40	39	37	34	34	32	30	31
Internet revenue - A$m										8	8	8	7	7	7	6	7	7

										48	48	47	44	41	41	38	37	38

Consumer broadband connections (000)										151	142	134	127	122	120	116	113	109

Other Operating Expenses - A$m										39	38	35	32	34	34	30	37	31

										39	38	35	32	34	34	30	37	31

FTE Permanent										1,332	1,331	1,265	1,226	1,186	1,166	1,165	1,120	1,026
FTE Contractors										106	93	75	63	54	53	51	40	37

FTE Total										1,438	1,424	1,340	1,289	1,240	1,219	1,216	1,160	1,063

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - T&SS

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	2	2	1	2	3	2	2	1	2
Internal revenue	148	145	146	136	152	149	142	142	145
Other gains	—	—	—	—	—	—	—	10	8

	150	147	147	138	155	151	144	153	155

Adjusted operating expenses
Labour	25	24	22	22	24	29	23	25	25
Other operating expenses	77	72	74	60	78	74	65	72	78
Internal expenses	48	52	51	56	52	49	58	56	51

	150	148	147	138	154	152	146	153	154

Adjusted EBITDA	—	(1)	—	—	1	(1)	(2)	—	1

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - T&SS

FTE Permanent	1,457	1,455	1,465	1,488	1,508	1,516	1,514	1,481	1,426
FTE Contractors	206	164	157	134	157	200	187	209	205

FTE Total	1,663	1,619	1,622	1,622	1,665	1,716	1,701	1,690	1,631

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Corporate

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	49	6	47	7	45	15	19	2	31
Internal revenue	20	25	26	31	26	27	27	38	33

	69	31	73	38	71	42	46	40	64

Adjusted operating expenses
Labour	13	13	12	17	16	12	13	14	13
Other operating expenses	13	17	31	25	16	11	12	28	22
Internal expenses	9	3	6	7	10	12	9	18	5

	35	33	49	49	42	35	34	60	40

Adjusted EBITDA	34	(2)	24	(11)	29	7	12	(20)	24

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - Corporate

Southern Cross Dividends - $m	39	—	40	—	35	9	14	5	29

FTE Permanent	190	179	210	221	209	219	239	239	247
FTE Contractors	12	12	8	2	6	7	8	10	13

FTE Total	202	191	218	223	215	226	247	249	260

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom Group

Capex Summary

	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q3 FY10 NZ$m	Q4 FY10 NZ$m	Q1 FY11 NZ$m
Transformation and regulation
XT mobile network	89	71	95	60	12	17	18	53	37
FTTN	28	34	30	34	39	39	33	41	30
FNT	48	35	26	41	18	24	8	15	2
NGT Retail	4	9	9	33	14	33	20	42	24
Separation	23	22	27	51	45	47	33	38	32
Other Regulatory	3	3	3	2	2	3	1	1	—

Total transformation and regulation	195	174	190	221	130	163	113	190	125

Business sustaining
IT systems	16	14	16	20	7	15	8	39	18
Gen-i	30	22	11	15	11	7	13	28	20
AAPT	23	19	17	30	10	14	27	26	18
Southern Cross capacity	19	—	25	—	33	—	—	15	—
Network maintenance and growth	49	48	46	58	45	42	43	75	30
New products and services	2	3	1	—	4	3	4	36	15
Other business sustaining	6	12	10	21	8	8	17	49	17

Total business and sustaining	145	118	126	144	118	89	112	268	118

Total Group	340	292	316	365	248	252	225	458	243

Capital expenditure is presented on an accruals basis

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated income statement

For the three months ended 30 September 2010

		Three months ended 30 September		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2010 Unaudited NZ$	2009 Unaudited NZ$	2010 Audited NZ$

Operating revenues and other gains
Local service		251	261	1,026
Calling		248	264	1,003
Interconnection		47	42	178
Mobile		201	212	826
Data		156	161	638
Broadband and internet		149	149	594
IT services		134	117	486
Resale		61	75	278
Other operating revenue	3	61	75	215
Other gains	4	28	—	27

		1,336	1,356	5,271

Operating expenses
Labour		(220)	(226)	(893)
Intercarrier costs		(241)	(252)	(957)
Other operating expenses	5	(412)	(431)	(1,657)

Earnings before interest, taxation, depreciation and amortisation		463	447	1,764

Depreciation		(193)	(187)	(757)
Amortisation		(70)	(66)	(275)

Earnings before interest and taxation		200	194	732

Finance income		9	15	22
Finance expense		(49)	(51)	(202)
Share of associates’ profits / (losses)		—	—	1

Earnings before income tax		160	158	553

Income tax (expense) / credit	10	(57)	5	(171)

Net earnings for the period		103	163	382

Net earnings attributable to equity holders of the Company		103	162	380
Net earnings attributable to non controlling interest		—	1	2

		103	163	382

Basic net earnings per share (in cents)		5	9	20
Diluted net earnings per share (in cents)		5	9	20

Weighted average number of ordinary shares outstanding (in millions)		1,921	1,864	1,891

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of comprehensive income

For the three months ended 30 September 2010

	Three months ended 30 September		Year ended 30 June
	2010 Unaudited	2009 Unaudited Restated (note 1)	2010 Audited
(Dollars in millions)	NZ$	NZ$	NZ$

Net earnings for the period	103	163	382

Other comprehensive income[1]:
Translation of foreign operations	2	(14)	(6)
Net investment hedges	(15)	8	10
Revaluation of long-term investments	22	26	30
Cash flow hedges	(2)	2	9

Other comprehensive income / (loss) for the period	7	22	43

Total comprehensive income / (loss) for the period	110	185	425

Total comprehensive income / (loss) attributable to equity holders of the Company	110	184	423
Total comprehensive income attributable to non controlling interest	—	1	2

	110	185	425

[1]	Components of other comprehensive income are shown net of tax.

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity

For the three months ended 30 September

30 September (Dollars in millions)	Share capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Deferred compensation NZ$	Revaluation Reserve NZ$	Foreign currency translation reserve NZ$	Total equity holders of the Company NZ$	Non controlling interest NZ$	Total equity NZ$

Balance at 1 July 2009 as restated for adoption of IFRS 9 (refer Note 1)	1,384	1,369	(41)	11	(259)	(24)	2,440	5	2,445

Change in accounting policy for the adoption of IFRS 9 (refer Note 1)	—	—	—	—	(4)	—	(4)	—	(4)

Balance at 1 July 2009 restated	1,384	1,369	(41)	11	(263)	(24)	2,436	5	2,441
Net earnings for the period	—	162	—	—	—	—	162	1	163
Other comprehensive income[1]	—	—	2	—	26	(6)	22	—	22

Total comprehensive income for the period, net of tax	—	162	2	—	26	(6)	184	1	185

Contributions by and distributions to owners:
Dividends	—	(112)	—	—	—	—	(112)	(1)	(113)
Dividend reinvestment plan	34	—	—	—	—	—	34	—	34
Issuance of shares under share schemes	1	—	—	(2)	—	—	(1)	—	(1)

Total transactions with owners	35	(112)	—	(2)	—	—	(79)	(1)	(80)

Balance at 30 September 2009	1,419	1,419	(39)	9	(237)	(30)	2,541	5	2,546

Balance at 1 July 2010	1,515	1,296	(32)	13	(233)	(20)	2,539	6	2,545
Net earnings for the period	—	103	—	—	—	—	103	—	103
Other comprehensive income[1]	—	—	(2)	—	22	(13)	7	—	7
Transfer to retained earnings on disposal of long-term investments	—	64	—	—	(64)	—	—	—	—

Total comprehensive income for the period, net of tax	—	167	(2)	—	(42)	(13)	110	—	110

Contributions by and distributions to owners:
Dividends	—	(115)	—	—	—	—	(115)	(1)	(116)
Dividend reinvestment plan	7	—	—	—	—	—	7	—	7
Issuance of shares under share schemes	5	—	—	(3)	—	—	2	—	2

Total transactions with owners	12	(115)	—	(3)	—	—	(106)	(1)	(107)

Balance at 30 September 2010	1,527	1,348	(34)	10	(275)	(33)	2,543	5	2,548

[1]	Other comprehensive income is presented net of tax.

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity (continued)

For the year ended 30 June 2010

30 June (Dollars in millions)	Share capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Deferred compensation NZ$	Revaluation reserve NZ$	Foreign currency translation reserve NZ$	Total equity holders of the Company NZ$	Non controlling interest NZ$	Total equity NZ$

Balance at 1 July 2009 as restated for adoption of IFRS 9 (refer Note 1)	1,384	1,369	(41)	11	(259)	(24)	2,440	5	2,445

Change in accounting policy for the adoption of IFRS 9 (refer Note 1)	—	—	—	—	(4)	—	(4)	—	(4)

Balance at 1 July 2009 restated	1,384	1,369	(41)	11	(263)	(24)	2,436	5	2,441
Net earnings for the period	—	380	—	—	—	—	380	2	382
Other comprehensive income[1]	—	—	9	—	30	4	43	—	43

Total comprehensive income for the period, net of tax	—	380	9	—	30	4	423	2	425

Contributions by and distributions to owners:
Dividends	—	(453)	—	—	—	—	(453)	(1)	(454)
Dividend reinvestment plan	128	—	—	—	—	—	128	—	128
Issuance of shares under share schemes	3	—	—	2	—	—	5	—	5

Total transactions with owners	131	(453)	—	2	—	—	(320)	(1)	(321)

Balance at 30 June 2010	1,515	1,296	(32)	13	(233)	(20)	2,539	6	2,545

[1]	Other comprehensive income is presented net of tax.

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of financial position

As at 30 September 2010

		30 September		30 June
		2010 Unaudited	2009 Unaudited Restated (note 1)	2010 Audited
(Dollars in millions)	notes	NZ$	NZ$	NZ$
ASSETS
Current assets:
Cash		322	248	360
Short-term derivative assets		2	—	4
Receivables and prepayments		692	738	702
Taxation recoverable		—	19	—
Inventories		73	86	61

Total current assets		1,089	1,091	1,127

Non-current assets:
Long-term investments	1	200	291	276
Long-term receivables		33	9	31
Long-term derivative assets		44	34	51
Intangible assets		1,084	944	1,106
Property, plant and equipment		4,267	4,263	4,274

Total non-current assets		5,628	5,541	5,738

Total assets		6,717	6,632	6,865

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals		972	925	1,179
Taxation payable		8	—	15
Short-term derivative liabilities		14	36	22
Short-term provisions		24	29	19
Debt due within one year		185	345	184

Total current liabilities		1,203	1,335	1,419

Non-current liabilities:
Deferred tax liability		296	158	285
Long-term derivative liabilities		531	426	440
Long-term provisions		35	29	39
Long-term debt		2,104	2,138	2,137

Total non-current liabilities		2,966	2,751	2,901

Total liabilities		4,169	4,086	4,320

Equity:
Share capital		1,527	1,419	1,515
Reserves	1	(332)	(297)	(272)
Retained earnings		1,348	1,419	1,296

Total equity attributable to equity holders of the Company		2,543	2,541	2,539
Non controlling interest		5	5	6

Total equity		2,548	2,546	2,545

Total liabilities and equity		6,717	6,632	6,865

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of cash flows

For the three months ended 30 September 2010

		Three months ended 30 September		Year ended 30 June
		2010 Unaudited	2009 Unaudited	2010 Audited
(Dollars in millions)	note	NZ$	NZ$	NZ$

Cash flows from operating activities
Cash received from customers		1,323	1,377	5,257
Interest income		9	2	21
Payments to suppliers and employees		(1,032)	(963)	(3,389)
Income tax (paid) / refunded		(29)	—	1
Interest paid on debt		(38)	(37)	(195)
Dividend income		29	35	66

Net cash flow from operating activities	7	262	414	1,761

Cash flows from investing activities
Sale of property, plant and equipment and intangibles		76	—	3
Sale of and proceeds from long-term investments		99	—	6
Purchase of property, plant and equipment and intangibles		(348)	(298)	(1,080)
Capitalised interest paid		(5)	(5)	(20)

Net cash flow from investing activities		(178)	(303)	(1,091)

Cash flows from financing activities
Repayment of long-term debt		(2)	—	(15)
Repayment of derivatives		(11)	—	(34)
Proceeds from derivatives		1	5	12
Repayment of short-term debt		(161)	(548)	(1,842)
Proceeds from short-term debt		160	512	1,651
Dividends paid		(108)	(79)	(327)

Net cash flow from financing activities		(121)	(110)	(555)

Net cash flow		(37)	1	115
Opening cash position		360	261	261
Foreign exchange movement		(1)	(14)	(16)

Closing cash position		322	248	360

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements

NOTE 1	FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (“the Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard No. 34: “Interim Financial Reporting”, issued by the New Zealand Institute of Chartered Accountants. These financial statements also comply with International Accounting Standard IAS 34, Interim Financial Reporting.

Except for the adoption of the Standards and Interpretations described below, these condensed consolidated financial statements of the Company and Telecom have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2010.

Telecom has restated its comparative segment results to reflect changes to its internal trading. Certain other comparative information has also been reclassified to conform with the current period’s presentation. There is no change to the overall Group reported result.

NZ IFRS 2 ‘Group cash settled share based payment transactions’ and NZ IFRS 5 ‘Non current assets held for sale and discontinued operations’

These revised standards have been adopted prospectively from 1 July 2010, but have had no impact on the condensed consolidated financial statements.

NZ IFRS 9 ‘Financial Instruments’

During the year ended 30 June 2010, Telecom elected to early adopt Part 1 of NZ IFRS 9 (‘IFRS 9’) (and its accompanying amendments to other existing NZ IFRS standards) with date of initial application of 31 December 2009. IFRS 9 applies only to financial assets and specifies that financial assets should be measured at either amortised cost or fair value on the basis of both the business model for managing these investments and any contractual cash flows. Consequently, Telecom now measures certain financial assets that were previously held at cost, being its investment in Hutchison Telecommunications Australia Limited (‘Hutchison’) and in TMT Ventures (‘TMT’), at fair value. Telecom chose to measure the fair value of Hutchison under IFRS 9 using the observable market share price.

In order to provide more meaningful comparative information, as part of the transitional rules of IFRS 9, Telecom elected to retrospectively apply IFRS 9 to its quoted investments, where the principal impact related to Hutchison. Retrospective application was not permissible to Telecom’s interest in unquoted investments, being its investment in TMT.

The retrospective application of IFRS 9 on the measurement of quoted investments has resulted in an adjustment to long-term investments in the statement of financial position as Telecom’s investment in Hutchison has been restated to fair value at 30 September 2009, with the corresponding adjustments also restating the revaluation reserve in the condensed consolidated statement of changes in equity, in accordance with NZ IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. The balance at 30 June 2010 is as reported in the condensed consolidated financial statements.

For TMT, the difference between the previous carrying amount at the date of initial application and its fair value under IFRS 9 has been recognised as an adjustment of $4m to the opening revaluation reserve at 1 July 2009, as shown in the condensed consolidated statement of changes in equity.

Telecom elected to classify movements in both of these investments as ‘fair value through other comprehensive income’ as permitted in IFRS 9.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 1	FINANCIAL STATEMENTS (continued)

The impact of the retrospective application of IFRS 9 (as described above) on the comparative reporting period is summarised in the table below:

(Dollars in millions)	30 September 2009 Unaudited NZ$

Previously reported long-term investments balance	550
Impact of IFRS 9 on Hutchison (recognised in the revaluation reserve)	(259)

Restated long-term investments balance	291

IFRS 9 revaluation reserve adjustments represented by:
Amounts recognised in opening revaluation reserve	(271)
Amounts recognised in other comprehensive income (current period movement) [1]	12

(259)

[1]

The revaluation of long-term investments in other comprehensive income also includes a NZ$14 million increase in the period ended 30 September 2009 in relation to movements in the fair value of Telecom’s investment in other listed companies.

The presentation currency of the financial statements is New Zealand dollars which is also the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These condensed financial statements are unaudited.

NOTE 2	SEGMENTAL REPORTING

Telecom’s segments comprise Chorus, Retail, Wholesale & International, Gen-i, AAPT and Technology and Shared Services (‘T&SS’).

Segmental information for the three months ended 30 September 2010

Unaudited (Dollars in millions)	Chorus NZ$	Wholesale & International NZ$	Retail NZ$	Gen-i NZ$	T&SS NZ$	AAPT NZ$	Total NZ$

External revenue and other gains	12	210	474	348	10	231	1,285
Internal revenue	254	124	30	16	145	21	590

Total revenue	266	334	504	364	155	252	1,875

Segment result	192	37	108	54	1	27	419

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 2	SEGMENTAL REPORTING (continued)

Segmental information for the three months ended 30 September 2009

Unaudited Restated (Dollars in millions)	Chorus NZ$	Wholesale & International NZ$	Retail NZ$	Gen-i NZ$	T&SS NZ$	AAPT NZ$	Total NZ$

External revenue and other gains	10	194	495	345	3	264	1,311
Internal revenue	252	127	30	14	152	28	603

Total revenue	262	321	525	359	155	292	1,914

Segment result	194	54	93	39	1	37	418

Segmental information for the year ended 30 June 2010

Unaudited Restated (Dollars in millions)	Chorus NZ$	Wholesale & International NZ$	Retail NZ$	Gen-i NZ$	T&SS NZ$	AAPT NZ$	Total NZ$

External revenue and other gains	44	789	1,960	1,368	18	1,011	5,190
Internal revenue	1,006	503	116	81	585	98	2,389

Total revenue	1,050	1,292	2,076	1,449	603	1,109	7,579

Segment result	767	206	406	223	(2)	136	1,736

The segment results disclosed are based on those reported to Telecom’s Chief Executive Officer and are how Telecom analyses its business results. Segment result is measured based on net earnings before depreciation, amortisation, other gains not allocated to segments, finance income and costs, associates profit / losses and taxation expense. None of these other items are assessed on a segment basis by Telecom’s Chief Executive Officer.

Reconciliation from segment result to earnings before income tax

		Three months ended 30 September		Year ended 30 June
		2010 Unaudited	2009 Unaudited	2010 Audited
(Dollars in millions)	notes	NZ$	NZ$	NZ$

Segment result		419	418	1,736
Net result of Corporate revenue and expenses		24	29	28
Other gains not allocated to segments	4	20	—	—
Depreciation		(193)	(187)	(757)
Amortisation		(70)	(66)	(275)
Finance income		9	15	22
Finance expense		(49)	(51)	(202)
Share of associates’ profits / (losses)		—	—	1

Earnings before income tax		160	158	553

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 3	OTHER OPERATING REVENUE

	Three months ended 30 September		Year ended 30 June
	2010 Unaudited	2009 Unaudited	2010 Audited
(Dollars in millions)	NZ$	NZ$	NZ$

Other operating revenue
Dividends	29	35	66
Sale of equipment	7	8	36
Miscellaneous other	25	32	113

	61	75	215

NOTE 4	OTHER GAINS

	Three months ended 30 September		Year ended 30 June
	2010 Unaudited	2009 Unaudited	2010 Audited
(Dollars in millions)	NZ$	NZ$	NZ$

Other gains
Resolutions with supplier	8	—	27
Gain on sale of business	20	—	—

	28	—	27

In the three months ended 30 September 2010, other gains of $28 million represented:

•	$20 million (A$16 million) gain on the sale of AAPT’s consumer division to iiNet for A$60 million in September 2010; and

•	$8 million relating to a resolution and settlement reached with a supplier.

In the year ended 30 June 2010, other gains of $27 million represented various resolutions and settlements reached with a supplier.

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 5	OTHER OPERATING EXPENSES

	Three months ended 30 September		Year ended 30 June
	2010 Unaudited	2009 Unaudited	2010 Audited
(Dollars in millions)	NZ$	NZ$	NZ$

Provisioning	10	10	40
Network support	26	22	81
Maintenance and other direct costs	48	44	168
Mobile acquisitions, upgrades and dealer commissions	60	85	295
Procurement and IT services	86	68	292
Broadband, internet and other	20	21	93
Computer costs	52	53	200
Advertising, promotions and communications	22	26	99
Accommodation costs	36	35	146
Outsourcing	7	12	36
Travel	7	7	24
Bad debts	3	4	17
Other expenses	35	44	166

	412	431	1,657

NOTE 6	DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the three months ended 30 September 2010, 3,388,197 shares with a total value of $7 million were issued in lieu of a cash dividend (three months ended 30 September 2009: 12,804,742 shares with a total value of $34 million; year ended 30 June 2010: 55,196,482 shares with a total value of $128 million).

Dividends paid

On 19 August 2010, the Board of Directors approved the payment of a fourth quarter dividend for the financial year ended 30 June 2010 of $115 million, representing 6.0 cents per share. No imputation credits were attached to the dividend and no supplementary dividend was declared.

Declaration of dividend

On 4 November 2010, the Board of Directors approved the payment of a first quarter dividend of $67 million, representing 3.5 cents per share. The dividend has been fully imputed (at a ratio of 30/70) in line with the corporate income tax rate. In addition, a supplementary dividend totalling approximately $9 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 7	RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Three months ended 30 September		Year ended 30 June
	2010 Unaudited	2009 Unaudited	2010 Audited
(Dollars in millions)	NZ$	NZ$	NZ$
Net earnings for the period	103	163	382
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	263	253	1,032
Bad and doubtful accounts	4	5	22
Increase / (decrease) in deferred tax liability	9	(33)	104
Share of associates’ (profits) / losses	—	—	(1)
Other	(17)	11	(8)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease / (increase) in accounts receivable and related items	14	39	56
Decrease / (increase) in inventories	(13)	11	36
Decrease / (increase) in current taxation	19	28	67
Increase / (decrease) in accounts payable and related items	(120)	(63)	71

Net cash flows from operating activities	262	414	1,761

NOTE 8	CONTINGENCIES

For further historic detail on the specific matters referred to below, please refer to Telecom’s 2010 Annual Report, as well as the previously published versions of the condensed consolidated financial statements, all of which are available online at: http://investor.telecom.co.nz

New Zealand

Commerce Act Litigation

The proceeding brought by the Commission under section 36 of the Commerce Act in relation to Telecom’s implementation and maintenance of high speed data transmission service pricing remains active. In September 2010, Telecom filed its proposed evidence on data revenue for the penalty hearing in the High Court, and the Commission subsequently advised that it does not object to that evidence. The High Court hearing on penalty has been set down for 6 and 7 December 2010. The hearing of the appeal from the High Court’s judgment of 14 October 2009, and any appeal from the High Court’s judgment on penalty, has been set down for 26 September 2011 to 4 October 2011.

The proceedings commenced by the Commission in relation to Telecom’s introduction of the 0867 service under section 36 of the Commerce Act were concluded with the delivery of the Supreme Court judgment on 1 September 2010, following a hearing in June 2010. The Supreme Court dismissed the Commission’s appeal from the lower Courts’ finding that Telecom had not breached section 36, and ordered the Commission to pay Telecom costs of $50,000 in the Supreme Court. Telecom is reviewing its entitlement to costs in the High Court.

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 8	CONTINGENCIES (continued)

Other litigation and investigations

The proceeding brought by Asia Pacific Telecommunications Limited (‘APT’) remains active. In June 2010 the Court vacated the February 2011 hearing as APT had only provided Telecom with part of its calculation of damages for the alleged fiduciary duty cause of action. APT has subsequently provided its calculation of damages for the alleged fiduciary duty cause of action on a without prejudice basis, which is being reviewed by Telecom. Telecom also applied for discovery by APT of documents arising out of Telecom’s inspection of certain documents located in Hong Kong. That application was subsequent dealt with by consent, with APT agreeing to provide discovery of the Hong Kong documents without the need for a hearing. The parties have jointly requested that a further conference before the Court be held in February 2011, when work on the additional discovery is more advanced, to review progress.

Effect of outstanding claims

Telecom cannot reasonably estimate the adverse effect (if any) should any of the foregoing outstanding claims be ultimately resolved against Telecom. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have a significant effect on the financial position or profitability of Telecom.

Capital commitments

At 30 September 2010, capital expenditure amounting to $171 million (30 September 2009: $155 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network equipment.

NOTE 9	SIGNIFICANT EVENTS AFTER BALANCE DATE

As described in Note 6, Telecom has declared a dividend in respect of the three months ended 30 September 2010.

Telecom received notification on 13 October 2010 that certain previously submitted variation requests to Telecom’s Undertakings on Operational Separation had been approved. This deferral of certain deliverables in the Undertakings does not affect the financial results or position of Telecom for the period ended 30 September 2010.

No other material subsequent events have arisen since 30 September 2010.

NOTE 10	TAXATION

The tax expense of $57 million for the three months ended 30 September 2010 was $62 million higher than the tax benefit recognised for the three months ended 30 September 2009. This movement is principally due to changes in New Zealand tax legislation. The first change impacted the comparative period, where the abolition of the conduit relief regime resulted in a $43 million increase in the value of certain tax credits arising from tax paid in New Zealand and overseas in respect of offshore companies. The second impact arose in the current period, where the enactment of the Taxation (Annual Rates, Trans-Tasman Savings Portability, KiwiSaver, and Remedial Matters) Bill resulted in $23 million of these recognised tax credits having to be written down. The effect of this write-down on the tax expense was reduced by $6 million relating to tax adjustments in respect of prior periods.

13

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements (continued)

NOTE 10	TAXATION (continued)

The tax expense for the year ended 30 June 2010 of $171 million resulted in an effective tax rate of 30.9%, which was affected by a number of matters which largely offset, being:

•

tax changes announced in May 2010 from the Taxation (Budget Measures) Act 2010 which resulted in a NZ$38 million increased tax charge (being a NZ$56 million increase relating to the future removal of tax depreciation on certain buildings partially offset by an NZ$18 million decrease from the future reduction in the New Zealand company tax rate from 30% to 28%);

•	an increase in the value of certain tax credits as a result of tax legislation which abolished the conduit tax relief regime (with certain such credits being utilised against FY10 foreign income);

•	receipt of Southern Cross dividends which are not subject to tax;

•	the impact of Australian losses which were not recognised for tax purposes; and

•	the impact of prior period adjustments.

14

APPENDIX 7 – NZSX Listing Rules

Notice of event affecting securities

NZSX Listing Rule 7.12.2. For rights, NZSX Listing Rules 7.10.9 and 7.10.10

For change to allotment, NZSX Listing Rule 7.12.1, a separate advice is required

EMAIL: announce@nzx.com

Number of pages including this one (Please provide any other relevant details on additional pages) 1

Full name of Issuer

TELECOM CORPORATION OF NEW ZEALAND LIMITED

Name of officer authorised to make this notice

NICK OLSON

Authority for event, e.g. Directors’ resolution

DIRECTORS’ RESOLUTION

Contact phone number (09) 358 6932 Contact fax number (09) 303 3430

Date 05 / 11 / 10

Nature of event Tick as appropriate Bonus Issue Rights Issue non-renouncable If ticked, state whether: Capital change Call Taxable

Dividend / Non Taxable If ticked, state whether: Interim Conversion Full Year Interest Special Rights Issue Renouncable DRP Applies

EXISTING securities affected by this If more than one security is affected by the event, use a separate form

Description of the class of securities ORDINARY SHARE

ISIN NZ TELE0001S4 If unknown, contact NZX

Details of securities issued pursuant to this event If more than one class of security is to be issued, use a separate form for each class

Description of the class of securities ISIN If unknown, contact NZX

Number of Securities to be issued following event Minimum Entitlement Ratio, e.g

1 for 2 for

Conversion, Maturity, Call Payable or Exercise Date Treatment of Fractions Enter N/A if not applicable Tick if pari passu OR

Strike price per security for any issue in lieu or date Strike Price available. provide an explanation of the ranking

Monies Associated with Event Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents Amount per security (does not include any excluded income)

Excluded income per security (only applicable to listed PIEs)

Currency

Total monies

3.5 CENTS

NEW ZEALAND DOLLARS

$67,352,878

Source of Payment

RETAINED EARNINGS

Supplementary dividend details - NZSX Listing Rule 7.12.7

Amount per security in dollars and cents

Date Payable

$0.006177

3 December, 2010

Taxation

In the case of a taxable bonus issue state strike price

$

Resident Withholding Tax

Foreign

Withholding Tax

$0.015000

$

Amount per Security in Dollars and cents to six decimal places

Imputation Credits (Give details)

FWP Credits (Give details)

$0.015000

Timing (Refer Appendix 8 in the NZSX Listing Rules)

Record Date 5pm

For calculation of entitlements -

Notice Date

Entitlement letters, call notices, conversion notices mailed

19/11/10 AUST &NZ; 18/11/10 USA

Application Date

Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.

Allotment Date

For the issue of new securities Must be within 5 business days of application closing date.

03/12/10 AUST & NZ; 10/12/10 USA

OFFICE USE ONLY

Ex Date:

Commence Quoting Rights:

Cease Quoting Rights 5pm:

Commence Quoting New Securities:

Cease Quoting Old Security 5pm:

Security Code:

Security Code:

NZX